Management’s Discussion and Analysis of Financial Results

March 4, 2014

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013, includes material information up to March 4, 2014. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 70 of this report. In Part II – Financial Statement Analysis of this MD&A, beginning on page 22, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

Additional information, including our Annual Information Form, is available on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We own, develop and manage premier office properties in the United States, Canada, Australia and the United Kingdom. The portfolio consists of 114 properties totaling 85 million square feet that are either wholly owned, owned through property-level joint ventures or through two, fully invested, core office funds that were established since 2005 for the purpose of enhancing our position as a leading real estate asset manager.

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

(Millions, except per share information)	2013	2012	2011
Results of operations
Commercial property revenue	$2,304	$2,195	$1,677
Net income from continuing operations attributable to shareholders	1,091	1,275	1,641
Net income attributable to shareholders	1,091	1,287	1,690
Net income from continuing operations per share attributable to common shareholders – basic	2.00	2.39	3.15
Net income from continuing operations per share attributable to common shareholders – diluted	1.89	2.23	2.83
Net income per share attributable to common shareholders – basic	2.00	2.42	3.24
Net income per share attributable to common shareholders – diluted	1.89	2.25	2.92
Common share dividends paid per share	0.56	0.56	0.56
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Balance sheet
Total assets	$30,891	$27,479	$25,144
Commercial properties(1)	25,152	22,579	19,681
Commercial property debt(1)	13,785	11,512	10,845
Total non-current financial liabilities	12,739	10,853	10,929
Total shareholders’ equity	12,333	11,431	10,175
Common equity per share – diluted	19.49	17.87	15.74

(1)	Includes commercial properties held for sale and associated commercial property debt

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COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 114 properties totaling 85 million square feet, including 15 million square feet of parking and other. Our development portfolio comprises interests in 20 sites totaling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing and select redevelopment initiatives;
•	Prudent capital management, including the refinancing of mature investment properties and disposition of select mature or non-core assets; and
•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheet, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting or, in the case of joint operations, by recording our share of the assets and liabilities. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire Olympia & York Properties Corporation and O&Y Real Estate Investment Trust (“REIT”). In 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties, Inc. and Trizec Canada Inc. In 2009 we co-sponsored with our ultimate parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Fund dedicated to investing in under-performing real estate and in 2012, we participated in an investment made by the BAM sponsored Brookfield Strategic Real Estate Partners Fund. In 2013, a newly created fund, Brookfield DTLA Holdings LLC (“DTLA”), that we control closed on the acquisition of MPG Office Trust, Inc. (“MPG”). As a result we now hold a 47.3% interest in seven class A office properties in downtown Los Angeles, as well as the FIGat7th retail center and a strategically located development site. Our participation in these funds is focused only on investments in the office sector. Of our 114 commercial office properties, 40 are wholly owned; 23 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 51 are held in our funds.

We believe that investing our liquidity with partners through joint ventures or funds enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, CIBC World Markets, Suncor Energy Inc., Morgan Stanley, Bank of Montreal and Bank of America/Merrill Lynch. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, beginning on page 53.

Our strategy is to sign long term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only seven percent of our leases, on average, mature annually up to 2018.

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Our average remaining lease term is eight years. The following is a breakdown of lease maturities by region with associated expiring net rents as of December 31, 2013:

	Current	2014		2015		2016		2017
(Square Feet in Thousands)	Square Feet	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent
Consolidated Properties
U.S. Properties
Midtown New York	—	—	$—	—	$—	—	$—	—	$—
Downtown New York	2,714	406	32	836	22	680	29	646	29
Washington, D.C.	614	762	27	367	30	275	27	226	28
Los Angeles	1,358	548	25	293	24	601	25	722	27
Houston	546	247	19	657	19	262	20	453	21
Boston	182	13	37	9	33	5	41	16	20
Denver	604	153	17	107	21	34	22	209	15
Seattle	75	17	23	85	19	79	23	131	28
San Francisco	48	10	23	13	11	12	37	—	—
	6,141	2,156	$26	2,367	$22	1,948	$26	2,403	$25
Canadian Properties
Toronto	506	272	$26	501	$30	792	$26	539	$29
Calgary	24	49	37	215	29	468	21	65	27
Ottawa	64	1,099	22	543	12	8	21	5	18
Vancouver and other	71	8	27	35	26	77	25	20	26
	665	1,428	$24	1,294	$22	1,345	$24	629	$28
Australian Properties
Sydney	9	41	$92	41	$121	316	$69	27	$118
Melbourne	—	9	104	4	102	11	115	1	103
Perth	7	263	59	9	73	12	71	88	56
	16	313	$65	54	$112	339	$71	116	$71
U.K. Properties
London	68	133	$109	6	$23	66	$84	—	$—
	68	133	$109	6	$23	66	$84	—	$—
Total Consolidated Properties	6,890	4,030	$31	3,721	$23	3,698	$30	3,148	$27

	2018		2019		2020		Beyond		Total
(Square Feet in Thousands)	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet
Consolidated Properties
U.S. Properties
Midtown New York	—	$—	—	$—	—	$—	1,134	$32	1,134
Downtown New York	78	26	7	36	621	37	6,826	38	12,814
Washington, D.C.	1,551	36	322	36	560	37	1,539	44	6,216
Los Angeles	998	25	587	31	326	30	3,141	30	8,574
Houston	803	21	445	23	1,656	24	1,532	24	6,601
Boston	254	23	24	32	15	34	278	29	796
Denver	100	23	513	22	58	23	865	26	2,643
Seattle	93	24	68	25	26	17	125	25	699
San Francisco	95	23	4	18	17	12	—	—	199
	3,972	$28	1,970	$27	3,279	$29	15,440	$34	39,676
Canadian Properties
Toronto	504	$28	653	$26	971	$30	4,012	$27	8,750
Calgary	227	35	100	41	242	40	4,245	32	5,635
Ottawa	3	19	—	—	9	26	13	22	1,744
Other	27	35	36	25	49	33	262	17	585
	761	$31	789	$28	1,271	$32	8,532	$29	16,714
Australian Properties
Sydney	166	$64	17	$54	23	$57	664	$75	1,304
Melbourne	3	102	499	40	2	92	838	52	1,367
Perth	14	77	217	60	1	183	925	87	1,536
	183	$66	733	$46	26	$65	2,427	$72	4,207
U.K. Properties
London	—	$—	93	$73	17	$78	405	$83	788
	—	$—	93	$73	17	$78	405	$83	788
Total Consolidated Properties	4,916	$30	3,585	$32	4,593	$30	26,804	$37	61,385

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	Current	2014		2015		2016		2017
(Square Feet in Thousands)	Square Feet	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent
Equity Accounted Investments
U.S. Properties
Midtown New York	659	58	$47	370	$27	360	$26	54	$54
Los Angeles	25	20	27	26	29	29	43	34	25
	684	78	$42	396	$27	389	$27	88	$43
Australian Properties
Sydney	114	79	$61	538	$51	471	$52	95	$50
Melbourne	13	86	40	148	41	95	40	156	47
	127	165	$50	686	$49	566	$50	251	$48
Total Equity Accounted Investments	811	243	$47	1,082	$41	955	$41	339	$47

	2018		2019		2020		Beyond		Total
(Square Feet in Thousands)	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet
Equity Accounted Investments
U.S. Properties
Midtown New York	271	$29	834	$41	130	$36	2,373	$69	5,109
Los Angeles	28	28	3	30	23	31	183	23	371
	299	$29	837	$41	153	$35	2,556	$66	5,480
Australian Properties
Sydney	522	$62	60	$107	477	$88	433	$86	2,789
Melbourne	34	44	14	54	72	46	87	46	705
	556	$61	74	$97	549	$82	520	$79	3,494
Total Equity Accounted Investments	855	$50	911	$46	702	$72	3,076	$68	8,974

	Current	2014		2015		2016		2017
(Square Feet in Thousands)	Square Feet	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent
Total	7,701	4,273	$32	4,803	$28	4,653	$32	3,487	$29
Total Percent Expiring	10.9%	6.1%		6.8%		6.6%		5.0%
Beginning of Year	18.4%	5.5%		7.7%		7.1%		4.9%
Difference	-7.5%	0.6%		-0.9%		-0.5%		0.1%

	2018		2019		2020		Beyond		Total
(Square Feet in Thousands)	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet
Total	5,771	$33	4,496	$35	5,295	$36	29,880	$40	70,359
Total Percent Expiring	8.2%		6.4%		7.5%		42.5%		100.0%
Beginning of Year	6.2%		5.8%		7.7%		36.7%		100.0%
Difference	2.0%		0.6%		-0.2%		5.8%

Our Canadian Office Fund, which consists of 9 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint arrangements and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this fund by recognizing our share of the assets, liabilities and results of operations of the properties.

Our U.S. Office Fund, which consists of 30 properties in New York, Washington, D.C., Houston and Los Angeles, and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC which is reflected as a consolidated subsidiary in our consolidated financial statements.

DTLA, which consists of 7 properties in Los Angeles, and a 0.8 million square foot development site, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We have a 47.3% interest in DTLA which is reflected as a consolidated subsidiary in our consolidated financial statements.

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In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control or joint control over the property subsidiaries and are consolidated or equity accounted as joint ventures, accordingly. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold an 80.5% controlling interest in Prime, an entity that holds direct ownership interest in 5 properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity.

In 2012, we agreed to acquire a portfolio of assets in the United Kingdom from Hammerson plc. The portfolio consists of three major operating assets as well as two commercial developments and certain additional smaller assets, all located in London. The operating property located at 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The remaining assets, including a 50% interest in 125 Old Broad Street, Leadenhall Court and Principal Place, closed in June 2013. In the third quarter of 2013, we disposed of 50% of the residential portion of Principal Place and in the fourth quarter of 2013, we acquired the remaining 50% interest in 125 Old Broad Street.

On October 15, 2013, we, through DTLA, completed the acquisition of MPG, an owner and operator of office properties in Los Angeles. DTLA is a fund established to invest in downtown Los Angeles office properties that is controlled by us through our 47.3% equity interest and the powers we have as manager of the fund. The remaining equity in the fund of 52.7% is held by institutional partners. Together with the institutional investors, we contributed cash and the Los Angeles assets previously held by our U.S. Office Fund to DTLA. DTLA now indirectly owns both the company’s existing downtown Los Angeles office assets, with the exception of Marina Towers, and all of the assets of MPG.

On February 12, 2014, Brookfield Property Partners, L.P. (“BPY”) announced the commencement of its exchange offer to acquire any or all of the common shares of Brookfield Office Properties that it does not currently own. Under the terms of the offer, each Brookfield Office Properties’ common shareholder can elect to receive 1.0 BPY limited partnership unit (67% of offer) or $20.34 in cash (33% of offer) per Brookfield Office Properties share. The board of directors of Brookfield Office Properties (excluding interested directors) has unanimously recommended that Brookfield Office Properties’ shareholders accept the offer.

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COMMERCIAL DEVELOPMENT

We hold interests in 18 million square feet of high-quality, centrally-located development sites. With the exception of Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve pre-leasing targets.

The following table summarizes our commercial developments at December 31, 2013:

							Proportionate
							net of Non-
(Square Feet in Thousands)			Number		Assets Under		Controlling
	Region	Location	of Sites	Ownership	Management	Proportionate(1)	Interests(2)
Active Developments
U.S. Developments
Manhattan West	Midtown, NY	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,000	5,000	5,000
Canadian Developments
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	83%	980	980	816
Brookfield Place East Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400	1,400	1,400
Australian Developments
Brookfield Place Tower 2	Perth	16-story tower block adjacent to Brookfield Place	1	100%	366	366	366
Total Active Developments			4		7,746	7,746	7,582
Developments in Planning
U.S. Developments
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington, D.C.	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
755 Figueroa(4)	Los Angeles	Located adjacent to 777 Tower and Ernst & Young Tower	1	47%	792	375	375
1500 Smith Street(3)	Houston	Between 1600 and 1400 Smith Street	1	84%	500	422	422
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
Canadian Developments
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420	420	420
Brookfield Place III	Toronto	Third tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
Brookfield Place West Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,000	1,000	1,000
300 Queen Street(5)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
U.K. Developments
100 Bishopsgate	London	Located in the central core of the City of London	1	88%	950	950	831
London Wall Place(6,7)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500	250	250
Principal Place – Commercial	London	Located on the City of London/Shoreditch border	1	100%	625	625	625
Principal Place – Residential(6)	London	Located on the City of London/Shoreditch border	1	50%	255	128	128
Total Developments in Planning			16		10,426	8,247	8,128
Total Commercial Developments			20		18,172	15,993	15,710
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries including, BFP of 0.6%, BOX of 16.7% and The 100 Bishopsgate Partnership (“100 Bishopsgate”) of 12.5%. U.S. Office Fund and DTLA assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents DTLA asset
(5)	Represents Canadian Office Fund asset
(6)	Represents jointly controlled interest
(7)	Pre-let agreement signed for the entirety of 1 London Wall Place in January 2014. Construction is expected to commence in the first half of 2014

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PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;

•	Commercial property net operating income;

•	Funds from operations;

•	Total return;

•	Common equity per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to shareholders, commercial property net operating income, funds from operations and total return. Although net income attributable to shareholders is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations and total return; therefore, they are unlikely to be comparable to similar measures presented by other companies. We provide the components of commercial property net operating income on page 49, a reconciliation of net income attributable to shareholders to funds from operations as well as total return on page 50 and a reconciliation of shareholders’ equity to common equity per share on page 49 of this MD&A.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

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PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $30,891 million at December 31, 2013, an increase of $3,412 million from the balance at December 31, 2012.

The following is a summary of our assets:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	$25,152	$22,442
Commercial developments	1,673	1,138
Equity accounted investments and participating loan interests
Investments in joint ventures	1,902	1,778
Investments in associates	157	156
Participating loan interests	550	628
Other non-current financial assets	220	209
	29,654	26,351
Current assets
Receivables and other assets	382	525
Restricted cash and deposits	142	103
Cash and cash equivalents	713	362
	1,237	990
Assets held for sale	―	138
Total assets	$30,891	$27,479

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned commercial properties, as well as our share of commercial properties held through joint operations.

The fair value of our commercial properties was $25,152 million at December 31, 2013, an increase of $2,710 million from the balance at December 31, 2012. The increase is primarily attributable to the acquisitions of One North End Avenue in Downtown New York; the Victor Building in Washington, D.C.; Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles; 685 Market Street in San Francisco as well as Leadenhall Court and 125 Old Broad Street in London. In addition to the acquisitions, the recognition of valuation gains and capital expenditures contributed to the increase, which was offset by a weakening Canadian and Australian dollar relative to the U.S. dollar and the dispositions of 2000 L Street in Washington, D.C., Landmark Square in Los Angeles and 500 Jefferson Street in Houston. The consolidated fair value of our commercial properties in the United States, Canada, Australia and the United Kingdom at December 31, 2013, is approximately $389 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Dec. 31, 2013			Dec. 31, 2012
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States	$16,351	48,301	$339	$13,636	44,512	$306
Canada	4,856	11,796	412	5,130	11,796	435
Australia	2,914	3,822	762	3,249	3,822	850
United Kingdom	1,031	802	1,286	427	364	1,173
Total	$25,152	64,721	$389	$22,442	60,494	$371
(1)	Restated for re-measurements performed during the first quarter of 2013

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The key valuation metrics for commercial properties are as follows:

	Dec. 31, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Consolidated Properties
United States
Discount rate	10.00%	6.25%	7.44%	10.75%	6.50%	7.46%
Terminal cap rate	8.75%	5.03%	6.23%	9.00%	5.75%	6.38%
Investment horizon (years)	20	4	11	21	4	11
Canada
Discount rate	8.00%	6.00%	6.43%	7.50%	6.00%	6.44%
Terminal cap rate	7.00%	5.25%	5.66%	7.00%	5.25%	5.64%
Investment horizon (years)	13	10	11	14	10	11
Australia
Discount rate	9.00%	8.00%	8.27%	9.75%	8.50%	8.78%
Terminal cap rate	9.00%	7.00%	7.08%	9.00%	7.00%	7.09%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	7.00%	7.00%	7.00%	7.20%	7.20%	7.20%
Terminal cap rate	5.50%	5.25%	5.37%	5.80%	5.80%	5.80%
Investment horizon (years)	10	10	10	10	10	10

	Dec. 31, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Equity Accounted Investments
United States
Discount rate	8.00%	6.00%	6.44%	8.25%	6.25%	6.54%
Terminal cap rate	7.25%	5.50%	5.69%	7.25%	5.75%	5.91%
Investment horizon (years)	11	9	9	12	9	11
Australia
Discount rate	9.00%	8.15%	8.53%	9.75%	8.50%	9.02%
Terminal cap rate	8.50%	7.00%	7.22%	8.50%	7.00%	7.22%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $509 million and $719 million or 2.0% and 2.9%, respectively at December 31, 2013.

The aggregate fair value of $25,152 million at December 31, 2013 (December 31, 2012 – $22,442 million) implies a going-in capitalization rate of 4.6% (December 31, 2012 – 5.6%) based on 2013 commercial property revenue and direct commercial property expense, adjusted to exclude certain recurring fees and other income, such as lease termination income, that are commonly excluded in valuing properties using a direct capitalization rate. The implied going-in capitalization rate for the fourth quarter of 2013 includes the impact of the Bank of America/Merrill Lynch expiry.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the year ended December 31, 2013, expenditures for these tenant installation costs totaled $250 million, compared with $156 million expended in 2012.

18

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2013 totaled $164 million, compared with $141 million during 2012. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our properties. In the current year, we incurred costs related to elevator modifications, lobby and retail renovations and restroom upgrades at various properties. Capital expenditures include recoverable capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-recoverable expenditures, which are those required to extend the service life of an asset. During 2013, $26 million of our total capital expenditures were recoverable, compared with $35 million in the prior year.

The following table summarizes the changes in value of our commercial properties for the year ended December 31, 2013:

(Millions)	Dec. 31, 2013
Commercial properties, beginning of period	$22,442
Fair value gains (losses)	430
Acquisitions	2,858
Dispositions and reclassification to assets held for sale	(343)
Expenditures and other	556
Foreign currency translation	(791)
Commercial properties, end of period	$25,152

COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,673 million at December 31, 2013, an increase of $535 million from the balance at December 31, 2012. The increase is primarily attributable to the acquisition of Principal Place in London and 755 Figueroa in Los Angeles, the recognition of valuation gains as well as capital expenditures, offset by a weakening Canadian and Australian dollar relative to the U.S. dollar and the subsequent disposition of 50% of the residential portion of Principal Place in London. Based on 18 million square feet of commercial developments, the fair value at December 31, 2013 represents approximately $92 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 18 million square feet of high-quality, centrally-located development properties in New York, Denver, Washington, D.C., Los Angeles, Houston, Toronto, Calgary, Ottawa, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and pre-leasing targets.

Expenditures for development of commercial properties totaled $353 million in 2013 as compared with $258 million in 2012. The increase is primarily attributable to construction costs associated with our active development sites, Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, offset by construction costs at Brookfield Place Tower 1 in Perth, which was under construction throughout the first quarter of 2012 and completed in the second quarter of 2012, as well as a decrease in the associated borrowing costs and property taxes and other.

The details of development and redevelopment expenditures are as follows:

(Millions)	2013	2012
Construction costs	$290	$169
Capitalized borrowing costs	48	64
Property taxes and other	15	25
Total development and redevelopment expenditures	$353	$258

The following table summarizes the changes in value of our commercial developments for the year ended December 31, 2013:

(Millions)	Dec. 31, 2013
Commercial developments, beginning of period	$1,138
Fair value gains (losses)	122
Acquisitions	136
Dispositions	(67)
Expenditures and other	357
Foreign currency translation	(13)
Commercial developments, end of period	$1,673

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The following table summarizes the anticipated completion date, the scope of the development, costs incurred to date and budgeted costs for active developments:

				Cost		Construction Loan
(Millions, except square feet in thousands)	Square Feet Currently Under Construction	Planned Construction Period (in months)	Percent Pre-Leased	Total	To Date	Total	Drawn(1)
Active developments:
Manhattan West, Midtown New York(2)	―	24	―	$680	$504	$340	$201
Bay Adelaide East, Toronto(3)	980	54	60%	C$490	C$174	C$350	C$3
Brookfield Place East Tower, Calgary(4)	1,400	58	71%	C$798	C$125	C$575	―
Brookfield Place Tower 2, Perth	366	29	40%	A$326	A$62	―	―
	2,746	52	63%
(1)	Includes $13 million of transaction costs
(2)	Represents the platform upon which the 5 million square foot Manhattan West development will be constructed. Construction loan has a 3-year term with two 1-year extension options at an interest rate of LIBOR plus 250 bps
(3)	Construction loan has a 3-year term with two 1-year extension options once certain pre-leasing hurdles are met at an interest rate of BA plus 185 bps
(4)	Construction loan has a 4-year term with a 1-year extension option once certain pre-leasing hurdles are met at an interest rate of BA plus 170 bps

INVESTMENTS IN JOINT VENTURES

We have investments in joint arrangements that are joint ventures. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

Details of our investments in joint ventures, which have been accounted for following the equity method, are as follows:

		Ownership Interest
	Location	Dec. 31, 2013	Dec. 31, 2012
Commercial properties:
The Grace Building	Midtown New York	50%	50%
Victor Building	Washington, D.C.	―	50%
Marina Towers	Los Angeles	50%	50%
245 Park Avenue	Midtown New York	51%	51%
450 West 33rd Street	Midtown New York	75%	75%
E&Y Centre	Sydney	50%	50%
Commercial developments:
London Wall Place	London	50%	50%
Principal Place – Residential	London	50%	―

During the fourth quarter of 2013, we acquired an additional 50% interest in 125 Old Broad Street in London resulting in acquisition of control of the commercial development. As a result, we have consolidated our interest in the property. We previously acquired a 50% interest in 125 Old Broad Street in London for £79 million, net of £64 million in commercial property debt, during the second quarter of 2013.

During the third quarter of 2013, we sold a 50% interest in the residential portion of Principal Place, a commercial development in London, for £21 million. As a result, we equity accounted the residential portion of Principal Place and recognized a $32 million addition to investments in joint ventures. Prior to the sale, the residential portion of Principal Place was consolidated within commercial developments.

Also during the third quarter of 2013, we acquired an additional 50% interest in the Victor Building in Washington, D.C. resulting in acquisition of control of the commercial property. As a result, we have consolidated our interest in the property.

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Summarized financial information in respect of our investments in these joint ventures is set out below:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Non-current assets
Commercial properties	$5,035	$5,080
Commercial developments	208	43
Current assets	111	130
Total assets	5,354	5,253
Non-current liabilities
Commercial property debt(1)	829	1,747
Current liabilities	875	49
Total liabilities	1,704	1,796
Net assets	$3,650	$3,457
Our share of net assets	$1,902	$1,778
(1)	Refer to page 32 for details of commercial property debt of our equity accounted investments

(Millions)	2013	2012
Revenue	$369	$393
Expense	(198)	(250)
Earnings before fair value gains (losses)	171	188
Fair value gains (losses)	273	30
Net earnings	$444	$218
Our share of net earnings	$245	$123

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments which have been accounted for using the equity method:

(Millions)		Ownership Interest
Name of Investment	Principal activity	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
BSREP Australia Trust	Investment properties	31.5%	41.2%	$105	$140
Brookfield Global FM Limited Partnership	Facilities management	42.1%	―	50	―
Brookfield Johnson Controls Canada	Facilities management	―	39.9%	―	14
Oakridges	Residential development	23.8%	23.8%	2	2
Our net investment				$157	$156

On March 1, 2013, we sold a portion of our ownership interest in BSREP Australia Trust, the entity that owns the outstanding shares of the Wynyard Properties Holding Group, to a fund that is controlled by a subsidiary of BAM for cash proceeds of $8 million. The sale decreased our ownership interest in the associate from 41.2% to 38.8%. During the second and third quarters of 2013, we sold incremental interests in BSREP Australia Trust to the fund for cash proceeds of $25 million. The sales further decreased our ownership interest in the associate to 31.5%.

Included in investments in associates is our interest in Brookfield Global FM Limited Partnership (“FM Co.”) which was created on October 1, 2013 through the consolidation of four core facilities management businesses. As a result of the restructuring, we acquired an interest in Brookfield Johnson Controls Australia and certain Middle East and Asia facilities management businesses in exchange for the transfer of a portion of our interest in Brookfield Johnson Controls Canada (“BJCC”) and Brookfield Residential Services Ltd. (“BRSL”). Our ownership interest in FM Co. is 42.1% with a subsidiary of BAM acquiring a 57.9% interest. The difference between the carrying value of FM Co. and the interests transferred was recorded in contributed surplus. Previously, BJCC, formerly Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, was a partnership between us and Johnson Controls. On February 1, 2013, BJCC was restructured. Our ownership interest in the associate effectively decreased from 39.9% to 33.1% and a subsidiary of BAM acquired a 16.8% ownership interest in the associate.

Investments in associates also includes our 23.8% investment in Oakridges, which is a residential development project in Toronto.

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PARTICIPATING LOAN INTERESTS

Participating loan interests, which represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property, are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	$161	$178
IAG House, Sydney	50%	110	111
NAB House, Sydney	25%	105	122
Bourke Place Trust, Melbourne	43%	174	217
Total participating loan interests		$550	$628

Participating loan interests were $550 million at December 31, 2013, a decrease of $78 million from the balance at December 31, 2012. The decrease is primarily attributable to a weakening Australian dollar relative to the U.S. dollar, offset by valuation gains and repayments on commercial property debt associated with the underlying properties, which in turn increased the value of our participating loan interests in the underlying properties.

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at December 31, 2013 is $56 million (December 31, 2012 – $48 million). For the year ended December 31, 2013, we recognized interest income of $37 million (2012 – $32 million) on the participating loan interests and fair value gains (losses) on the associated embedded derivative of $21 million (2012 –$2 million).

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Non-current assets	$2,282	$2,570
Current assets	53	106
Total assets	2,335	2,676
Non-current liabilities	166	673
Current liabilities	660	274
Total liabilities	826	947
Net assets	$1,509	$1,729

(Millions)	2013	2012
Revenue	$202	$219
Expense	(101)	(126)
Fair value gains (losses)	54	15
Net earnings	$155	$108

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OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Equity securities designated as available-for-sale (“AFS”)	$105	$105
Other loans receivable	89	104
Other financial assets	26	―
Total other non-current financial assets	$220	$209

a)	Equity securities designated as AFS

Equity securities designated as AFS include $105 million (December 31, 2012 – $105 million) representing our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2012 – $92 million) recognized in other non-current financial liabilities.

b)	Other loans receivable

Other loans receivable includes a $89 million (December 31, 2012 – $104 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes. The decrease of $15 million from the balance at December 31, 2012 is entirely attributable to a weakening Australian dollar relative to the U.S. dollar.

c)	Other financial assets

Included in other financial assets are derivative assets with a carrying amount of $26 million (December 31, 2012 – nil).

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $382 million at December 31, 2013, a decrease of $143 million from the balance at December 31, 2012. The decrease is primarily attributable to the reclassification of the contribution previously made in relation to Principal Place in London to commercial developments upon acquisition of the investment property in addition to the repayment of a loan receivable from a subsidiary of BAM.

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts receivable	$235	$195
Loan receivable from affiliate	―	75
Prepaid expenses and other assets	147	255
Total receivables and other assets	$382	$525

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $142 million at December 31, 2013, an increase of $39 million from the balance at December 31, 2012. The increase is primarily attributable to commercial property acquisitions during the year and the timing of restricted cash and deposits.

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $713 million at December 31, 2013, an increase of $351 million from the balance at December 31, 2012. The increase is primarily attributable to proceeds from refinancings as well as the dispositions of RBC Plaza in Minneapolis, Landmark Square in Los Angeles, 2000 L Street in Washington, D.C., and 500 Jefferson Street in Houston, offset by the redemption of Class AAA Series F capital securities – corporate and the acquisitions of portfolios of assets in London and Los Angeles.

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ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

During the second quarter of 2013, we reclassified Landmark Square in Los Angeles to assets held for sale upon entering into an agreement to dispose of the commercial property. On August 8, 2013, we sold Landmark Square in Los Angeles for approximately $136 million, resulting in net proceeds of approximately $61 million.

On January 31, 2013, we sold RBC Plaza in Minneapolis for $127 million, generating net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

At December 31, 2012, the properties that comprise our Minneapolis portfolio were presented in assets held for sale. These properties were part of our U.S. commercial segment.

(Millions)	Dec. 31, 2013		Dec. 31, 2012
Assets
Commercial properties	$	―	$137
Receivables and other assets		―	1
Assets held for sale	$	―	$138
Liabilities
Commercial property debt	$	―	$64
Accounts payable and accrued liabilities		―	6
Liabilities associated with assets held for sale	$	―	$70

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LIABILITIES AND EQUITY

Our asset base of $30,891 million at December 31, 2013 is financed with a combination of debt, capital securities and equity. The following is a summary of our liabilities and equity:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Liabilities
Non-current liabilities
Commercial property debt	$11,655	$9,716
Capital securities – corporate	440	664
Capital securities – fund subsidiaries	491	―
Other non-current financial liabilities	153	473
Deferred tax liabilities	970	732
	13,709	11,585
Current liabilities
Commercial property debt	2,130	1,732
Capital securities – corporate	188	202
Accounts payable and accrued liabilities	1,046	926
	3,364	2,860
Liabilities associated with assets held for sale	―	70
Total liabilities	$17,073	$14,515

Equity
Preferred equity – corporate	$1,542	$1,345
Common equity	10,791	10,086
Total shareholder’s equity	12,333	11,431
Preferred equity – subsidiaries	243	385
Other non-controlling interests	1,242	1,148
Total equity	$13,818	$12,964
Total liabilities and equity	$30,891	$27,479

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $13,785 million at December 31, 2013, an increase of $2,337 million from the balance at December 31, 2012. The increase is primarily attributable to the acquisitions of One North End Avenue in Downtown New York; the Victor Building in Washington, D.C.; Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles; 685 Market Street in San Francisco and 125 Old Broad Street in London in addition to various refinancings and draws on our corporate revolving credit facility. This is partially offset by the dispositions of 2000 L Street in Washington, D.C., Landmark Square in Los Angeles and 500 Jefferson Street in Houston, repayment of the U.S. Office Fund acquisition financing, principal amortization payments, as well as a weakening Canadian and Australian dollar relative to the U.S. dollar. Commercial property debt at December 31, 2013 had a weighted average interest rate of 4.50% (December 31, 2012 – 5.31%). Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the company.

We attempt to match the maturity of our commercial property debt portfolio with the lease term of our properties. At December 31, 2013, the average remaining term to maturity of our commercial property debt was five years, compared to the average remaining lease term of eight years. In Australia, the market for property debt tends to only extend to three to five year terms at most and as a result it is difficult to match to lease term. In the U.S., we have executed a number of shorter term financings on properties that are being repositioned. Once these properties stabilize, we expect to put in place long term financings that are more in line with lease term.

	Years
	Average Remaining Term to Maturity of our Commercial Property Debt	Average Remaining Lease Term
U.S.	4	8
Canada	8	8
Australia	3	6
U.K.	4	6
Total	5	8

We have $883 million of committed corporate credit facilities consisting of a $695 million revolving credit facility from a syndicate of banks and C$200 million revolving credit facility in the form of bilateral agreements between BOX, our 83.3% owned subsidiary, and a number of Canadian chartered banks. At December 31, 2013, the balance drawn on these facilities was $336 million (December 31, 2012 – $68 million). We incurred $16 million in interest expense related to the balance on the corporate credit facilities for the year ended December 31, 2013 (2012 – $16 million). Subsequent to year end, we increased our committed corporate credit facilities to $1.2 billion with the closing of a new $1 billion revolving credit facility to replace the existing $695 million facility.

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The details of commercial property debt at December 31, 2013, are as follows:

($ in Millions)	Location	Rate	Maturity Date		Dec. 31, 2013(1,2)	Mortgage Details(3)
Commercial property debt
1550 & 1560 Wilson Boulevard(4)	Washington, D.C.	2.75%	January	2014	$70	Non-recourse, floating rate
650 Massachusetts Avenue	Washington, D.C.	2.92%	March	2014	89	Non-recourse, floating rate
1600 Smith Street(4)	Houston	4.39%	May	2014	126	Non-recourse, fixed rate
2401 Pennsylvania Avenue(4)	Washington, D.C.	2.37%	May	2014	30	Non-recourse, floating rate
Continental Center II(4)	Houston	4.39%	May	2014	24	Non-recourse, fixed rate
One Allen Center(4)	Houston	4.39%	May	2014	106	Non-recourse, fixed rate
Two Ballston Plaza(4)	Washington, D.C.	4.39%	May	2014	40	Non-recourse, fixed rate
151 Yonge Street(5)	Toronto	2.92%	July	2014	9	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	4.80%	July	2014	427	Non-recourse, floating rate
235 St Georges Terrace(6)	Perth	6.04%	September	2014	40	Non-recourse, fixed/floating rate
Bank of America Plaza(7)	Los Angeles	5.31%	September	2014	214	Non-recourse, fixed rate
Silver Spring Metro Plaza(4)	Washington, D.C.	2.32%	September	2014	103	Non-recourse, floating rate
1801 California Street	Denver	3.42%	December	2014	166	Non-recourse, floating rate
200 Vesey Street	New York	2.94%	December	2014	143	Non-recourse, floating rate
2001 M Street(4)	Washington, D.C.	5.25%	December	2014	43	Non-recourse, fixed rate
First Canadian Place(5)	Toronto	5.37%	December	2014	67	Non-recourse, fixed rate
Mezzanine Loan	Various	5.67%	January	2015	199	Non-recourse, floating rate
Leadenhall Court	London	2.77%	April	2015	49	Non-recourse, floating rate
Hudson's Bay Centre	Toronto	2.99%	May	2015	95	Non-recourse, fixed rate
Royal Centre	Vancouver	3.33%	June	2015	135	Non-recourse, fixed rate
Southern Cross East Tower(6,8)	Melbourne	4.70%	June	2015	104	Non-recourse, fixed/floating rate
75 State Street	Boston	1.97%	September	2015	198	Non-recourse, floating rate
799 9th Street	Washington, D.C.	3.39%	December	2015	73	Non-recourse, fixed rate
One & Two Reston Crescent(4)	Washington, D.C.	1.94%	December	2015	73	Non-recourse, floating rate
1250 Connecticut Avenue(4)	Washington, D.C.	5.86%	January	2016	51	Non-recourse, fixed rate
Manhattan West(9)	New York	2.67%	January	2016	201	Recourse, floating rate
One Shelley Street(6)	Sydney	6.99%	January	2016	171	Non-recourse, fixed/floating rate
Victor Building(4)	Washington, D.C.	5.39%	February	2016	105	Non-recourse, fixed rate
KPMG Tower(6,8)	Sydney	4.60%	March	2016	64	Non-recourse, fixed/floating rate
One New York Plaza(4)	New York	5.50%	March	2016	367	Non-recourse, fixed rate
Brookfield Place(9)	Calgary	3.07%	May	2016	47	Non-recourse, floating rate
Three Allen Center(4)	Houston	6.12%	May	2016	160	Non-recourse, fixed rate
225 Liberty Street	New York	3.42%	June	2016	427	Non-recourse, floating rate
250 Vesey Street	New York	3.42%	June	2016	347	Non-recourse, floating rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	129	Non-recourse, fixed rate
The Gas Company Tower(7)	Los Angeles	5.10%	August	2016	450	Non-recourse, fixed rate
685 Market Street	San Francisco	2.47%	October	2016	51	Non-recourse, floating rate
Bay Adelaide North and East	Toronto	3.15%	December	2016	3	Non-recourse, floating rate
Wells Fargo Center - South Tower(7)	Los Angeles	1.97%	December	2016	281	Non-recourse, floating rate
200 Liberty Street	New York	5.83%	February	2017	310	Non-recourse, fixed rate
Wells Fargo Center - North Tower(7)	Los Angeles	5.70%	April	2017	547	Non-recourse, fixed rate
52 Goulburn Street(6)	Sydney	5.43%	July	2017	53	Non-recourse, fixed/floating rate
99 Bishopsgate	London	4.27%	September	2017	218	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14%	September	2017	821	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	4.90%	November	2017	71	Non-recourse, floating rate
2 Queen Street East(5)	Toronto	5.64%	December	2017	27	Non-recourse, fixed rate
One North End Avenue	New York	2.92%	December	2017	128	Non-recourse, floating rate
1400 K Street(4)	Washington, D.C.	5.30%	February	2018	51	Non-recourse, fixed rate
Manhattan West(9)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(4)	Houston	6.45%	May	2018	199	Non-recourse, fixed rate
Three Bethesda Metro Center	Washington, D.C.	1.77%	June	2018	109	Non-recourse, floating rate
Brookfield Place	Perth	4.28%	July	2018	577	Non-recourse, floating rate
1201 Louisiana Street	Houston	4.65%	November	2018	94	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	2.27%	November	2018	54	Non-recourse, floating rate
701 South 12th Street	Washington, D.C.	2.27%	November	2018	44	Non-recourse, floating rate
777 Tower(7)	Los Angeles	1.87%	November	2018	197	Non-recourse, floating rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	82	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	3.24%	January	2020	486	Non-recourse, fixed rate
125 Old Broad Street	London	4.71%	October	2020	297	Non-recourse, fixed rate
22 Front Street	Toronto	6.24%	October	2020	17	Non-recourse, fixed rate
Bankers Court	Calgary	4.96%	November	2020	42	Non-recourse, fixed rate
Ernst & Young Tower(7)	Los Angeles	3.93%	November	2020	183	Non-recourse, fixed rate
1200 K Street(4)	Washington, D.C.	5.88%	February	2021	128	Non-recourse, fixed rate

26

($ in Millions)	Location	Rate	Maturity Date		Dec. 31, 2013(1,2)	Mortgage Details(3)
Commercial property debt continued
Bethesda Crescent(4)	Washington, D.C.	5.58%	February	2021	$58	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40%	April	2021	80	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	156	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	366	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	107	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	109	Non-recourse, fixed rate
Republic Plaza	Denver	4.24%	December	2022	279	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97%	January	2023	200	Non-recourse, fixed rate
HSBC Building	Toronto	4.06%	January	2023	41	Non-recourse, fixed rate
105 Adelaide	Toronto	3.87%	May	2023	35	Non-recourse, fixed rate
601 Figueroa(7)	Los Angeles	3.49%	July	2023	249	Non-recourse, fixed rate
Sunrise Tech Park(4)	Washington, D.C.	3.70%	July	2023	40	Non-recourse, fixed rate
Bankers Hall	Calgary	4.38%	November	2023	279	Non-recourse, fixed rate
Jean Edmonds Towers(5)	Ottawa	6.79%	January	2024	15	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	148	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	369	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	5.19%	August	2033	257	Non-recourse, fixed rate
Total commercial property debt		4.54%			$13,122
Corporate debt
$695M Corporate Revolver(10)	—	3.45%	March	2014	336	Recourse, floating rate
Senior Notes	—	4.30%	January	2017	187	Recourse, fixed rate
Senior Notes	—	4.00%	April	2018	140	Recourse, fixed rate
Total corporate debt		3.81%			663
Total commercial property debt		4.50%			$13,785
(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $115 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	U.S. Office Fund debt
(5)	Canadian Office Fund debt
(6)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(7)	DTLA debt
(8)	Represents liability payable to a subsidiary of BAM
(9)	Development debt
(10)	Increased to $1 billion subsequent to year end with a term of four years with two six-month extension options and a spread of 170 bps

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Dec. 31, 2013
2014	$97	$2,033	$2,130	4.12%
2015	97	924	1,021	3.73%
2016	99	2,840	2,939	4.27%
2017	96	2,328	2,424	5.42%
2018	92	1,564	1,656	4.15%
2019 and thereafter	695	2,920	3,615	4.67%
Total commercial property debt	$1,176	$12,609	$13,785	4.50%
(1)	Paid through our annual cash flows
(2)	Net of $115 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at December 31, 2013, are as follows:

		Dec. 31, 2013
($ in Millions)	Location	Rate	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
450 West 33rd Street	New York	5.27%	July	2014	$342	$456	Non-recourse, floating rate
The Grace Building(3)	New York	5.54%	July	2014	177	354	Non-recourse, fixed rate
Marina Towers(3)	Los Angeles	5.84%	April	2016	19	38	Non-recourse, fixed rate
245 Park Avenue	New York	3.88%	November	2017	403	790	Non-recourse, fixed rate
Total commercial property debt of our equity accounted investments		4.67%			$941	$1,638
(1)	Net of $11 million of transaction costs
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt

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Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

					Weighted-
					Average
		Scheduled			Interest Rate at
(Millions)		Amortization(1,2)	Maturities	Total(3)	Dec. 31, 2013
2014	$	―	$810	$810	5.37%
2015		―	―	―	―
2016		―	35	35	5.99%
2017		―	793	793	3.88%
2018		―	―	―	―
2019 and thereafter		―	―	―	―
Total commercial property debt of our equity accounted investments	$	―	$1,638	$1,638	4.67%
(1)	Paid through our annual cash flows
(2)	Net of $11 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$13,785	$2,130	$3,960	$4,080	$3,615
Capital securities – corporate	628	188	440	―	―
Capital securities – fund subsidiaries	491	―	―	―	491
Interest expense(2)
Commercial property debt	2,967	688	1,039	550	690
Capital securities - corporate	63	33	30	―	―
Minimum rental payments – ground leases(3)	1,594	28	48	51	1,467
Other non-current financial liabilities	153	―	37	―	116
Accounts payable and accrued liabilities	853	853	―	―	―
(1)	Net of $115 million of transaction costs
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 38 for our liquidity analysis.

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our tenant demand, increased competition, increased development, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates.

We are currently rated by two credit rating agencies, DBRS Limited (“DBRS”) and Standard & Poor’s Rating Service (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time. S&P downgraded our corporate rating to BBB- from BBB during the year ended December 31, 2013 to reflect their concerns that due to the pace of leasing in lower Manhattan previously expected; accordingly improvements to coverage ratios will take longer to occur. In addition, S&P placed our credit ratings on CreditWatch as a result of the proposed acquisition by BPY of the 49% stake in us that it does not already own through a tender offer. To date this has not had any material impact on our ability to access capital markets or our borrowing rates.

Our credit ratings at December 31, 2013 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB	BBB-
Preferred shares	Pfd-3	P-3
Trend/Outlook	Stable	CreditWatch

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

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Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are fully consolidated in our financial statements or through joint operations for which we present our share of assets and liabilities in the financial statements, except for our investment in certain commercial properties held through joint ventures or participating loan notes, and our investments in associates.

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $56 million (A$63 million), is being pursued against one of our subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against us is $24 million (A$27 million), which has been fully provided for in our financial statements. We anticipate this specific litigation will be settled in 2014.

We, through our 50% interest in London Wall Place LP, have a £125 million commitment in respect of obligations under an agreement for underlease relating to 1 London Wall Place at December 31, 2013.

At December 31, 2013, we have commitments totaling approximately C$200 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary and approximately A$250 million for the development of Brookfield Place Perth Tower 2.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, commitments and contingencies can be found in Note 26, Guarantees, Contingencies and Other, to our consolidated financial statements.

CAPITAL SECURITIES – CORPORATE

We have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2013		Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	―	6.00%		―		202
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		188		202
Class AAA Series J	8,000,000	5.00%		188		202
Class AAA Series K	6,000,000	5.20%		142		150
Total capital securities – corporate				$628		$866

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Class AAA, Series E capital securities – corporate are owned by BPY, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

On January 31, 2013, we redeemed all of our outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

CAPITAL SECURITIES – FUND SUBSIDIARIES

We have $491 million of capital securities – fund subsidiaries outstanding at December 31, 2013 (December 31, 2012 – nil). Capital securities – fund subsidiaries represent the equity interests in DTLA held by our co-investors in the Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the Fund for cash equivalent to the fair value of the interests. Capital securities – fund subsidiaries are measured at redemption amount with changes in redemption amount reflected in the statement of income. Earnings attributable to the equity interests presented as capital securities – fund subsidiaries are recognized as interest expense in the statement of income.

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OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities were $153 million at December 31, 2013, a decrease of $320 million from the balance at December 31, 2012. The components of other non-current financial liabilities are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Loan payable	$92	$92
Note payable	―	90
Other financial liabilities	61	291
Total other non-current financial liabilities	$153	$473

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2012 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

Included in other non-current financial liabilities is a note payable of $90 million at December 31, 2012 issued to the non-controlling shareholders of the U.S. Office Fund in connection with a distribution declared in 2012 which was payable in the fourth quarter of 2016 was repaid during the fourth quarter of 2013.

Other financial liabilities includes derivative liabilities with a carrying amount of $32 million (December 31, 2012 – $222 million). The year ended December 31, 2012 included $25 million in other financial liabilities representing the present value of an amount payable to the non-controlling shareholders of 100 Bishopsgate in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014 which has been reclassified to current in accounts payable and accrued liabilities during the fourth quarter of 2013.

DEFERRED INCOME TAXES

At December 31, 2013, we had a net deferred tax liability of $970 million (December 31, 2012 – $732 million). The sources and movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Deferred income tax assets
Loss carry forwards	$214	$280
Deferred financing costs	20	24
Foreign currency	4	37
Other	10	7
	248	348
Deferred income tax liabilities
Properties	1,214	1,080
Other	4	―
Net deferred income tax liabilities	$970	$732

(Millions)	Dec. 31, 2012	Recognized in					Dec. 31, 2013
		Income	Equity		OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$280	$(52)	$	―	$(18)	$4	$214
Deferred tax liabilities related to differences in tax and book basis, net	(1,012)	(183)		(4)	15	―	(1,184)
Net deferred tax liabilities	$(732)	$(235)		$(4)	$(3)	$4	$(970)

(Millions)	Dec. 31, 2011	Recognized in					Dec. 31, 2012
		Income	Equity	OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$220	$34	$2	$24	$	―	$280
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(250)	―	(8)		13	(1,012)
Net deferred tax liabilities	$(547)	$(216)	$2	$16		$13	$(732)

Together with our Canadian subsidiaries, we have deferred tax assets of $96 million (December 31, 2012 – $115 million) related to non-capital losses that expire over the next 20 years, and $100 million (December 31, 2012 – $127 million) related to capital losses that have no expiry. Our U.S. subsidiaries have deferred tax assets of $18 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

30

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $1,046 million at December 31, 2013, an increase of $120 million from the balance at December 31, 2012. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $56 million (December 31, 2012 – $13 million).

Also included in accounts payable and accrued liabilities is $25 million representing the present value of an amount payable to the non-controlling shareholders of 100 Bishopsgate in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014.

PREFERRED EQUITY – CORPORATE

At December 31, 2013, we had $1,542 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	―
Class AAA Series W	3,816,527	70% of bank prime	55	―
Class AAA Series X	300	30-day BA + 0.4%	66	―
Class AAA Series Y	2,847,711	70% of bank prime	42	―
Class AAA Series Z	800,000	30-day BA + 0.4%	9	―
Total preferred equity			$1,542	$1,345

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

On April 30, 2013, the existing preferred shares of BPO Properties Ltd. (“BPP”), a subsidiary of ours, were exchanged for new class AAA preferred shares of Brookfield Office Properties with substantially the same terms and conditions. The class AAA preferred shares series V, W and Y replaced the series G, J and M preferred shares of BPP and began trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively. The new class AAA preferred shares were recorded at fair value upon initial recognition. The difference between the carrying value of the BPP preferred shares, which were previously recognized as non-controlling interests, and the new class AAA preferred shares resulted in an increase to equity.

For the year ended December 31, 2013, we paid preferred dividends of $81 million compared with $70 million in 2012. The increase is attributable to the issuance of Class AAA series T preferred shares in the third quarter of 2012 and Class AAA series V, W, X, Y and Z preferred shares in the second quarter of 2013.

COMMON EQUITY

At December 31, 2013, we had 506,701,648 issued and outstanding common shares. Taking into consideration potential common shares from options, restricted stock and conversion of capital securities – corporate, we had 569,771,391 common shares outstanding, calculated as follows:

	Dec. 31, 2013	Dec. 31, 2012
Common shares issued and outstanding	506,701,648	504,720,629
Unexercised options and restricted stock(1)	20,616,322	20,149,403
Conversion of capital securities – corporate	42,453,421	56,749,374
Potential common shares	569,771,391	581,619,406
(1)	Includes 4.1 million options that are dilutive for purposes of calculating earnings per share for the year ended December 31, 2013

We did not repurchase any shares during the year ended December 31, 2013, except in connection with our restricted stock plan. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At December 31, 2013, the book value of our common equity was $10.8 billion, compared with a market equity capitalization of approximately $9.8 billion, calculated as total common shares outstanding multiplied by $19.25, the closing price per common share on the New York Stock Exchange on December 31, 2013.

31

Our common equity per share is calculated as follows:

(Millions, except per share information)	Dec. 31, 2013	Dec. 31, 2012
Shareholders’ equity	$12,333	$11,431
Less: preferred equity	(1,542)	(1,345)
	10,791	10,086
Add: option proceeds(1)	316	305
Fully diluted common shareholders’ equity	11,107	10,391
Potential common shares	569.8	581.6
Common equity per share – diluted	$19.49	$17.87
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we previously had preferred equity issued by our subsidiary BPP. Refer to preferred equity – corporate for discussion of exchange of preferred equity – subsidiaries for our Class AAA preferred shares. These preferred shares represented low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares were a component of the non-controlling interest in our net income.

Through DTLA, we made a tender offer to purchase MPG’s outstanding Series A preferred equity for cash of $25.00 per share and, for each share of MPG Series A preferred equity that was not tendered on October 15, 2013, we exchanged the preferred equity for one share of Brookfield DTLA Fund Office Trust Investor Inc. (“DTLA Investor”)Series A preferred equity.

Subsidiaries’ preferred shares outstanding as of December 31, 2013 totaled $243 million (December 31, 2012 – $385 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
DTLA Investor	9,357,469	Series A	7.63%	$243	$	―

BPP	1,805,489	Series G	70% of bank prime	―		46
	3,816,527	Series J	70% of bank prime	―		96
	300	Series K	30-day BA + 0.4%	―		151
	2,847,711	Series M	70% of bank prime	―		72
	800,000	Series N	30-day BA + 0.4%	―		20
Total preferred equity – subsidiaries				$243		$385

OTHER NON-CONTROLLING INTERESTS

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Dec. 31, 2013	Dec. 31, 2012
Units of BOX(1)	16.7%	$488	$512
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	40	38
Units of Prime(2)	19.5%	48	45
Partnership units of The 100 Bishopsgate Partnership(3)	12.5%	1	2
Members interest in Brookfield Heritage Partners LLC	49.0%	133	105
Interest in 1801 California Street	49.0%	63	33
Members interest in BOP Met Park LLC	50.0%	52	―
U.S. Office Fund	15.7%	417	413
Total other non-controlling interests		$1,242	$1,148
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated

32

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities, which could include:

o	discretionary capital expenditures;

o	property acquisitions;

o	future developments; and

o	repurchase of our stock.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service, capital expenditures and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in the factors may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sales of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a level of liquidity. Our primary sources of liquidity consists of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

33

Commercial property debt maturities, with corresponding loan-to-value, at December 31, 2013, for the next five years and thereafter are as follows:

	Commercial Property Debt Maturities(1)	Loan-to-Value

(Millions)
2014	$1,697	43%
2015	727	47%
2016	2,854	47%
2017	2,175	58%
2018	1,447	57%
2019 and thereafter	4,023	51%
(1)	Excludes corporate debt and Mezzanine Loan

At December 31, 2013, our available liquidity consists of $713 million of cash on hand, and $547 million of undrawn capacity on our corporate credit facilities. Subsequent to year end, we increased the undrawn capacity on our corporate credit facilities to $852 million with the closing of a new $1 billion revolving credit facility to replace the existing $695 million facility.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the year ended December 31, 2013, cashflow from operating activities exceeded common share dividends paid by $84 million (2012 – $64 million). As of December 31, 2013, current liabilities exceed current assets, however, we will meet the obligations of our current liabilities through refinancing current debt upon maturity, cash flow from operations, as well as disposition of assets.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of December 31, 2013, our weighted average cost of capital, assuming a long term 12.00% return on common equity, was 6.92% (December 31, 2012 – 7.13%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long term 12.00% return on common equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculation of the financial models, market returns and historical returns achieved by Brookfield Office Properties, management believes that the long term 12.00% return is an appropriate benchmark.

The following schedule details the capitalization of the company and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Liabilities
Commercial property debt	4.50%	5.31%	$13,785	$11,448
Capital securities – corporate	5.31%	5.47%	628	866
Capital securities – fund subsidiaries(3)	12.00%	―	491	―
Shareholders’ equity
Preferred equity – corporate	5.30%	5.68%	1,542	1,345
Common equity(2)	12.00%	12.00%	9,754	8,585
Non-controlling interests
Preferred equity – subsidiaries	7.63%	1.87%	243	385
Other non-controlling interests(3)	12.00%	12.00%	1,242	1,148
Total(4)	6.92%	7.13%	$27,685	$23,777
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming a long term 12.00% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

34

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the year ended December 31, 2013, was $1,091 million ($1.89 per diluted common share), compared to $1,287 million ($2.25 per diluted common share) in 2012. The decrease in net income attributable to shareholders year over year is largely the result of a decrease of $442 million ($0.78 per diluted common share) in fair value gains, to $562 million, mostly attributable to the stabilization of valuation parameters and property cash flows during the year.

Other variances in net income attributable to common shareholders year over year include:

•	An increase of $131 million ($0.23 per diluted common share) in our share of net earnings from equity accounted investments as a result of:
o	higher valuation gains recognized in the current year from joint ventures; and
o	the acquisition of 125 Old Broad Street in London in the second quarter of 2013 prior to its consolidation in the fourth quarter of 2013, offset by the disposition of KBR Tower in Houston in the fourth quarter of 2012 and the consolidation of the Victor Building in Washington, D.C. in the third quarter of 2013
•	An increase of $109 million ($0.20 per diluted common share) in commercial property revenue primarily due to:
o	single property acquisitions completed in 2012 including Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C. and 99 Bishopsgate in London;
o	acquisitions completed in the current year including Leadenhall Court in London, the Victor Building in Washington, D.C.; 125 Old Board Street in London and Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles, offset by the dispositions of 2000 L Street in Washington, D.C., Landmark Square in Los Angeles and 500 Jefferson Street in Houston;
o	the completion of Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in May of 2012; offset by
o	an increase of $90 million ($0.16 per diluted common share) in direct commercial property expense for similar reasons
•	A decrease of $60 million ($0.10 per diluted common share) in income taxes as a result of a decrease in deferred tax expense recorded related to lower fair value gains recognized in the current year
•	A decrease of $50 million ($0.09 per diluted common share) in net income attributable to non-controlling interests as a result of lower fair value gains in subsidiaries that are not wholly-owned
•	A decrease of $14 million ($0.03 per diluted common share) in interest expense due primarily to the redemption of our Class AAA Series F shares on January 31, 2013 and Class AAA Series I shares on March 30, 2012, as well as a weakening Canadian dollar relative to the U.S. dollar
•	An increase of $3 million ($0.01 per diluted common share) in interest and other income primarily due to:
o	a gain recognized as a result of a modification to the terms of a mortgage payable which was accounted for as a refinancing during the first quarter of 2013;
o	a gain on the sale of an interest in an investment in our London portfolio; offset by
o	a decrease in interest income on a residential note receivable from Brookfield Residential Properties Inc. (“BRPI”) which was repaid during the fourth quarter of 2012
•	A decrease of $12 million ($0.02 per diluted common share) in income from discontinued operations due to the successful disposition of 33 South Sixth Street in Minneapolis in the fourth quarter of 2012 and of RBC Plaza in Minneapolis in the first quarter of 2013
•	An increase of $19 million ($0.04 per diluted common share) in administrative costs primarily attributable to:
o	an accrual of a contingent payment in the second quarter of 2013 related to a litigation settlement;
o	transaction costs incurred as a result of the acquisition of a portfolio of assets in Los Angeles in the fourth quarter of 2013;
o	an increase in depreciation of capitalized expenditures associated with company initiatives; offset by
o	transactions costs incurred in the prior year as a result of the acquisition of a portfolio of assets in London.

35

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

(Millions)	2013	2012
Commercial property revenue	$2,304	$2,195
Direct commercial property expense	940	850
Interest and other income	90	87
Interest expense
Commercial property debt	626	625
Capital securities – corporate	35	50
Administrative expense	187	168
Fair value gains (losses), net	562	1,004
Share of net earnings from equity accounted investments	258	127
Income (loss) from continuing operations before income taxes	1,426	1,720
Income taxes	204	264
Income (loss) from continuing operations	1,222	1,456
Income (loss) from discontinued operations	―	12
Net income (loss)	1,222	1,468
Net income (loss) attributable to non-controlling interests	131	181
Net income (loss) attributable to shareholders	$1,091	$1,287

Our net income per common share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share information)	2013	2012
Net income (loss) attributable to shareholders	$1,091	$1,287
Preferred share dividends	(81)	(70)
Net income (loss) attributable to common shareholders – basic	1,010	1,217
Dilutive effect of conversion of capital securities – corporate	35	50
Net income (loss) attributable to common shareholders – diluted	$1,045	$1,267

Weighted average common shares outstanding – basic	505.1	503.8
Unexercised options and restricted stock	4.1	3.1
	509.2	506.9
Conversion of capital securities – corporate	45.1	56.7
Weighted average common shares outstanding – diluted	554.3	563.6

Net income (loss) per share attributable to common shareholders – basic	$2.00	$2.42

Net income (loss) per share attributable to common shareholders – diluted	$1.89	$2.25

The decrease in net income per share attributable to common shareholders is detailed on the previous page.

36

Commercial property revenue

Commercial property revenue includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations, fee and other income. Commercial property revenue totaled $2,304 million during the year ended December 31, 2013, compared with $2,195 million in 2012. The increase in commercial property revenue year over year is attributable to the acquisitions of Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012, the acquisition of a portfolio of assets in London in the third quarter of 2012 as well as the acquisitions of Leadenhall Court in London in the second quarter of 2013, the Victor Building in Washington, D.C. in the third quarter of 2013, and 125 Old Broad Street in London, Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles, all in the fourth quarter of 2013. The increase is offset by the dispositions of 2000 L Street in Washington, D.C. and Landmark Square in Los Angeles in the third quarter of 2013 as well as 500 Jefferson Street in Houston in the fourth quarter of 2013. In addition, commercial property revenue was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in May of 2012.

The components of commercial property revenue are as follows:

(Millions)	2013	2012
Rental revenue	$2,162	$2,046
Straight-line rental income	86	79
Recurring fee income	53	53
Lease termination, fee and other income	3	17
Total commercial property revenue	$2,304	$2,195

Straight-line rental income

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions but are usually standard practice within each region. During the year ended December 31, 2013, approximately 65% of our leases completed had rent escalation clauses. In the U.S., approximately 77% of our leases executed during the period had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 54% provided for annual increases and 46% provided for increases at various times during the lease, generally for periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 3.0% over the terms of the respective leases. In Canada, approximately 35% of our leases executed during the year had rent escalation clauses that typically include a fixed rent increase every 4 years. On average, these escalations will increase rent annually by 0.7% over the terms of the respective leases. In Australia, all of our leases executed during the period had rent escalation clauses that typically include a fixed rent increase annually, ranging from 3% to 5% over the term of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2013, we recognized $86 million of straight-line rental income compared with $79 million in 2012. This increase in straight-line rental income year over year is primarily due to straight-line rental income recognized during the current year on a significant lease in Downtown New York.

Recurring fee income

Recurring fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earned fees through BRSL, the largest condominium property management company in Ontario, Canada, which manages approximately 65,000 condominium units, prior to its consolidation into FM Co. during the fourth quarter of 2013.

The details of our recurring fee income are as follows:

(Millions)	2013	2012
Property management, leasing, project management, and other fees	$33	$27
BRSL fees	20	26
Total recurring fee income	$53	$53

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds. The increase in property management, leasing, project management, and other fees is attributable to a leasing fee on a lease in Ottawa as well as fees earned on DTLA, offset by the decrease in BRSL fees as a result of FM Co.

37

Direct commercial property expense

Direct commercial property expense, which includes real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $940 million for the year ended December 31, 2013, compared with $850 million in 2012. The increase in direct commercial property expense year over year is attributable to the acquisitions of Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012, the acquisition of a portfolio of assets in London in the third quarter of 2012 as well as the acquisitions of Leadenhall Court in London in the second quarter of 2013, the Victor Building in Washington, D.C. in the third quarter of 2013, and 125 Old Broad Street in London, Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles, all in the fourth quarter of 2013. The increase is offset by the dispositions of 2000 L Street in Washington, D.C. and Landmark Square in Los Angeles in the third quarter of 2013 as well as 500 Jefferson Street in Houston in the fourth quarter of 2013. In addition, direct commercial property expense was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in May of 2012.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels across most of our portfolio. In addition, we continue to reduce our lease expiry profile for the upcoming years, and our average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides an earnings growth opportunity for us as we replace lower in-place rents with higher market rents. Accordingly, we anticipate steady growth in our commercial property revenue as the two rates converge over time.

More than 95% of our leases are net leases, in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. After giving consideration to amounts recovered from tenants, the company’s responsibility for operating expenses is limited to property operating expenses attributable to vacant space and operating costs specifically identified as non-recoverable under certain leases, such as ground rent. Consequently, leasing activity, which affects both occupancy and average in-place net rent, is the principal contributor to the change in same property commercial property revenue and direct commercial property expense.

Our total portfolio occupancy was 89.1% at December 31, 2013 compared with 92.0% at December 31, 2012. Our total portfolio average in-place net rent was $30.56 per square foot at December 31, 2013 compared with $30.93 per square foot at December 31, 2012. Our total portfolio occupancy decreased as a result of the Bank of America/Merrill Lynch expiry at Brookfield Place in New York and opportunistic acquisitions of certain assets at lower occupancy rates offset by new leases in Houston, Denver and London for square footage which was previously unoccupied. Our average in-place net rent decreased due to the Bank of America/Merrill Lynch expiry at Brookfield Place in New York and a weakening Canadian and Australian dollar relative to the U.S. dollar, offset by leasing at higher market rents compared to expiring net rents.

38

The following table shows the average remaining lease term, in-place net rent and market net rent as at December 31, 2013, including our equity accounted investments and interests in assets held through participating loan interests:

		Avg. Remaining	Avg. In-Place	Avg. Market
Leasable Area(1,2)		Lease Term	Net Rent(3)	Net Rent(4)
(000's Sq. Ft.)		(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York
Midtown(5)	6,243	10.6	$42.94	$63
Downtown	12,814	10.0	27.47	33
Washington, D.C.	6,216	5.8	29.92	32
Los Angeles	8,945	6.5	23.09	22
Houston	6,601	5.6	19.84	24
Boston	796	5.7	24.03	26
Denver	2,643	6.2	19.90	20
Seattle	699	4.6	20.19	21
San Francisco	199	3.9	17.98	41
Toronto	8,750	7.0	26.23	31
Calgary	5,635	11.2	27.18	34
Ottawa	1,744	0.5	19.17	20
Vancouver and other	585	9.4	21.00	30
Sydney	4,093	5.3	57.37	65
Melbourne	2,072	5.8	36.90	35
Perth	1,536	8.7	56.83	61
London	788	6.1	86.49	95
Total	70,359	7.5	$30.56	$36
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	In-place net rent represents the cash rent as of a point in time on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(4)	Market net rent represents the year one leasing net rent that we expect to be able to achieve on similar space based off of market asking rents
(5)	Midtown New York includes 450 West 33rd Street. Excluding this commercial property, Midtown New York in-place rent would be $49.87

A summary of our current and historical occupancy levels at December 31st for the past two years, including our equity accounted investments and interests in assets held through participating loan interests, is as follows:

	Dec. 31, 2013		Dec. 31, 2012
	Leasable(1,2)	Percent	Leasable(1,2)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York
Midtown	6,243	89.4	6,276	91.5
Downtown	12,814	78.8	12,628	94.1
Total New York	19,057	82.3	18,904	93.2
Washington, D.C.	6,216	90.1	6,706	90.5
Los Angeles	8,945	84.5	4,530	88.1
Houston	6,601	91.7	7,115	86.6
Boston	796	77.2	796	74.6
Denver	2,643	77.1	2,645	66.6
Seattle	699	89.4	699	89.7
San Francisco	199	75.8	―	―
Minneapolis	―	―	1,052	92.2
Toronto	8,750	94.2	8,759	94.5
Calgary	5,635	99.6	5,639	99.6
Ottawa	1,744	96.3	1,745	99.7
Vancouver and other	585	87.8	592	97.7
Sydney	4,093	97.0	4,086	98.5
Melbourne	2,072	99.4	2,072	98.5
Perth	1,536	99.6	1,535	99.7
London	788	91.4	349	61.8
Total	70,359	89.1	67,224	92.0
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

39

During 2013, we leased 7.8 million square feet of space, which included 4.3 million square feet of new leasing, 1.6 million square feet of renewals and 1.9 million square feet of early renewals, compared to expiries of 9.3 million square feet. The average leasing net rent was $31.46 per square foot, which is an increase of 11% over the average expiring net rent of $28.46 per square foot. At December 31, 2013, the average leasing net rent related to new and renewed leases was $35.25 per square foot and $26.79 per square foot, respectively. In addition, since the beginning of 2013, we have reduced our rollover exposure, which is the percentage of our total leasable space currently scheduled to expire, for the current period through 2017 by 820 basis points.

The details of our leasing activity for the year ended December 31, 2013, including our equity accounted investments and interests in assets held through participating loan interests, are as follows:

							Year One	Average
	Dec. 31, 2012			Expiring	Leasing		Leasing	Leasing	Acq. /	Dec. 31, 2013
	Leasable	Leased	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)(4)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	($ per Sq. Ft.)(5)	($ per Sq. Ft.)(6)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York
Midtown	6,243	5,725	(489)	$36.48	286	62	$58.11	$62.51	―	6,243	5,584
Downtown	12,305	11,569	(3,298)	35.82	1,294	50	28.80	37.17	485	12,814	10,100
Washington, D.C.	6,592	5,988	(1,268)	26.43	383	862	28.44	30.39	(363)	6,216	5,602
Los Angeles	4,492	3,964	(578)	20.81	254	397	20.04	22.10	3,525	8,945	7,562
Houston	6,963	6,044	(561)	17.69	545	380	22.52	24.54	(353)	6,601	6,055
Boston	796	592	―	—	22	—	26.94	29.61	―	796	614
Denver	2,643	1,758	(312)	20.39	388	205	23.20	25.06	―	2,643	2,039
Seattle	699	627	(264)	18.25	71	190	22.10	23.89	―	699	624
San Francisco	―	―	―	―	―	―	—	—	151	199	151
Minneapolis	1,052	984	―	―	―	―	—	—	(984)	―	―
Toronto	8,750	8,262	(559)	27.41	372	169	31.67	32.98	―	8,750	8,244
Calgary	5,635	5,609	(612)	23.25	494	120	30.23	32.17	―	5,635	5,611
Ottawa	1,744	1,739	(1,103)	16.86	8	1,036	21.85	21.85	―	1,744	1,680
Vancouver/Other	585	577	(73)	14.92	8	2	33.08	34.81	―	585	514
Sydney	4,093	4,032	(164)	66.66	74	28	72.86	86.04	―	4,093	3,970
Melbourne	2,072	2,041	(19)	49.85	37	—	46.67	54.15	―	2,072	2,059
Perth	1,536	1,532	(15)	58.62	12	—	74.57	87.46	―	1,536	1,529
London	360	218	(16)	56.66	80	10	63.34	63.39	428	788	720
Total	66,560	61,261	(9,331)	$28.46	4,328	3,511	$28.43	$31.46	2,889	70,359	62,658
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2013
(4)	Expiring net rent represents the escalated cash rent at the end of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(5)	Year one leasing net rent represents the cash rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(6)	Average leasing net rent represents the average cash rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expense being incurred for that space

During the year ended December 31, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $45.62 per square foot compared to $42.90 per square foot during the same period in 2012. Further, tenant improvements and leasing costs related to leasing activity that occurred during the year ended December 31, 2013, averaged $73.26 per square foot and $11.55 per square foot related to new and renewed leases, respectively.

INTEREST AND OTHER INCOME

Interest and other income increased to $90 million for the year ended December 31, 2013, from $87 million in 2012. The increase year over year is primarily attributable to a gain recognized as a result of a modification to the terms of a mortgage payable which was accounted for as a refinancing during the first quarter of 2013 as well as a gain on the sale of an interest in an investment in our London portfolio in the second quarter of 2013, offset by a decrease in interest income on a residential note receivable from BRPI which was repaid during the fourth quarter of 2012.

The components of interest and other income are as follows:

(Millions)	2013	2012
Interest income on loans receivable from BAM	$5	$3
Interest income on residential note receivable from BRPI	―	29
Interest income on participating loan interests with subsidiaries of BAM	37	32
Interest and other income on loans receivable designated as fair value through profit and loss (“FVTPL”)	―	8
Other interest income	3	2
Other income(1)	45	13
Total interest and other income	$90	$87
(1)	Includes gain from amendment of mortgage terms for the year ended December 31, 2013

40

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt increased to $626 million for the year ended December 31, 2013, from $625 million in 2012. The increase year over year is primarily attributable to interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments, including that of the U.S. Office Fund acquisition financing during the fourth quarter of 2013, and property dispositions in addition to a weakening Canadian and Australian dollar relative to the U.S. dollar.

Capital Securities – corporate

Interest expense relating to capital securities – corporate decreased to $35 million for the year ended December 31, 2013, from $50 million in 2012. The decrease year over year is primarily attributable to the redemption of our Class AAA Series F shares on January 31, 2013 and Class AAA Series I shares on March 30, 2012, as well as a weakening Canadian dollar relative to the U.S. dollar. Interest expense recorded on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS.

ADMINISTRATIVE EXPENSE

Administrative expense increased to $187 million for the year ended December 31, 2013, from $168 million in 2012. The increase is largely attributable to an accrual of a contingent payment in the second quarter of 2013 related to a litigation settlement, transaction costs incurred as a result of the acquisition of a portfolio of assets in Los Angeles in the fourth quarter of 2013 as well as an increase in depreciation of capitalized expenditures associated with company initiatives, offset by transactions costs incurred in the prior year as a result of the acquisition of a portfolio of assets in London. Refer to Corporate Guarantees and Contingent Obligations on page 34 for litigation settlement.

The components of administrative expense are as follows:

(Millions)	2013	2012
General and administrative expense	$155	$149
Transaction costs	13	4
Depreciation	19	15
Total administrative expense	$187	$168

FAIR VALUE GAINS (LOSSES), NET

During the year ended December 31, 2013, the company recognized fair value gains of $562 million (2012 – $1,004 million). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. The decrease in fair value gains recognized compared to the prior year is primarily attributable to changes in projected cash flows as a result of timing and leasing in properties in all four regions in addition to changes in discount rates on properties in the United States and Australia as well as changes in terminal capitalization rates on properties in the United States.

(Millions)	2013	2012
Investment properties
Commercial properties	$430	$897
Commercial developments	122	82
	552	979
Financial instruments
Participating loan interests	21	2
Other financial instruments designated as FVTPL	(11)	23
	10	25
Total fair value gains (losses), net	$562	$1,004

SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

	Fair Value Adjustments and Other		Share of Earnings
(Millions)	2013	2012	2013	2012
Total share of net earnings from equity accounted investments	$158	$22	$258	$127

Share of net earnings from equity accounted investments increased to $258 million for the year ended December 31, 2013, from $127 million in 2012. The increase is primarily attributable to a higher amount of valuation gains of $158 million recognized in the current year from joint ventures and from the acquisition of 125 Old Broad Street in London in the second quarter of 2013 prior to its consolidation in the fourth quarter of 2013, offset by the disposition of KBR Tower in Houston in the fourth quarter of 2012 and the consolidation of the Victor Building in Washington, D.C. in the third quarter of 2013.

41

INCOME TAXES

Income tax expense for year ended December 31, 2013 was $204 million, as compared with $264 million in 2012. The decrease year over year is primarily attributable to a decrease in current tax expense related to a reversal of reserves in the second quarter of 2013.

The major components of income tax expense include the following:

(Millions)	2013	2012
Current tax expense (recovery)	$(28)	$48
Deferred tax expense(1)	232	216
Total income taxes	$204	$264
(1)	Includes $3 million of amortization of the tax benefit recorded in accumulated other comprehensive income (loss) related to losses on derivatives designated as cash flow hedges for the year ended December 31, 2013 (2012 – nil)

DISCONTINUED OPERATIONS

Discontinued operations included our Minneapolis portfolio, a specific geographic market that was held for sale, which we exited in the first quarter of 2013. The following table summarizes income from discontinued operations:

(Millions, except per share information)		2013	2012
Commercial property revenue		$3	$54
Direct commercial property expense		3	29
Interest expense		―	6
Fair value gains (losses), net		―	(7)
Income (loss) from discontinued operations	$	―	$12

NON-CONTROLLING INTERESTS

The following table outlines income attributable to non-controlling interests:

(Millions)	2013	2012
Preferred shares – subsidiaries	$6	$7
Other non-controlling interests	125	174
Total non-controlling interests	$131	$181

Preferred Shares – Subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPP and DTLA Investor.

For the year ended December 31, 2013, dividends of $2 million were paid on preferred shares issued by BPP, compared to $7 million in 2012 as a result of the exchange on April 30, 2013. Refer to preferred equity – corporate for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company.

For the year ended December 31, 2013, dividends of $4 million were accrued on preferred shares issued by DTLA Investor, compared to nil in 2012 as a result of the exchange on October 15, 2013. Refer to preferred equity – subsidiaries for discussion of exchange of each share of MPG Series A preferred equity that was not tendered for one share of DTLA Investor Series A preferred equity.

Other Non-Controlling Interests

Other non-controlling interests consist of earnings attributable to interests not owned by us in BOX, BFP, Prime, Brookfield Heritage Partners LLC, 1801 California Street, BOP Met Park LLC and the U.S. Office Fund.

Non-controlling interests in subsidiary earnings decreased to $125 million for the year ended December 31, 2013, from $174 million in 2012.

The following table outlines the earnings attributable to other shareholders of our subsidiaries:

(Millions)	Type	2013	2012
BOX	Participating interests	$27	$88
BFP	Participating interests	4	2
Prime	Participating interests	9	4
Brookfield Heritage Partners LLC	Participating interests	27	18
1801 California Street	Participating interests	28	(4)
BOP Met Park LLC	Participating interests	―	―
U.S. Office Fund	Participating interests	30	66
Total other non-controlling interests		$125	$174

42

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using commercial property net operating income, funds from operations and total return in addition to net income attributable to common shareholders. Commercial property net operating income, funds from operations and total return do not have any standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Commercial Property Net Operating Income

Commercial property net operating income is defined by us as revenue from commercial property operations less direct commercial property expense. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period as well as fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a REIT. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported.

Although funds from operations is a widely used measure to analyze real estate, we believe that net income attributable to common shareholders, commercial property net operating income and funds from operations are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long term returns.

Common Equity per Share – Diluted (Adjusted)

Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by common shares outstanding, including potential common shares from the exercise of all options. We believe that common equity per share is the best indicator of our current financial position because it reflects our common equity adjusted for all inflows and outflows, including funds from operations and changes in the value of our investment properties.

When calculating diluted funds from operations, total return and common equity per share – diluted (adjusted) in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares as our past practice has been to redeem our capital securities – corporate for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS.

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COMMON EQUITY PER SHARE – DILUTED (ADJUSTED)

	Dec. 31, 2013	Dec. 31, 2012
Common shares issued and outstanding	506,701,648	504,720,629
Unexercised options and restricted stock(1)	20,616,322	20,149,403
Potential common shares (adjusted)(2)	527,317,970	524,870,032
(1)	Includes 3.8 million options that are dilutive for purposes of calculating earnings per share for the year ended December 31, 2013
(2)	Includes potential common shares at December 31, 2013, and December 31, 2012, from the exercise of options and restricted stock but excludes the effects of settling our capital securities –corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

Our capital securities – corporate may be converted by the holder into common shares, however, such conversion right is subject to our prior right to redeem for cash or find substitute purchasers. In accordance with International Accounting Standard (“IAS”) 33, “Earnings per Share,” we are required to presume the capital securities – corporate will be settled in common shares when calculating our diluted earnings per share where the effect is dilutive. In calculating adjusted diluted per share measures, we consider this presumption to be overcome where past experience or a stated policy provides a reasonable basis to believe that the capital securities – corporate will be settled partially or wholly in cash.

Our common equity per share – diluted (adjusted) is calculated as follows:

(Millions, except per share information)	Dec. 31, 2013	Dec. 31, 2012
Fully diluted common shareholders’ equity	$11,107	$10,391
Potential common shares (adjusted)(1)	527.3	524.9
Common equity per share – diluted (adjusted)	$21.06	$19.80
(1)	Includes potential common shares at December 31, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

Commercial property net operating income

Commercial property net operating income is commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. Commercial property net operating income totaled $1,364 million for the year ended December 31, 2013, compared with $1,345 million in 2012. A reconciliation of commercial property net operating income to the most directly comparable measure, net income, calculated in accordance with IFRS is as follows:

(Millions)	2013	2012
Commercial property revenue	$2,304	$2,195
Direct commercial property expense	940	850
Commercial property net operating income	1,364	1,345
Interest and other income	90	87
Interest expense
Commercial property debt	626	625
Capital securities – corporate	35	50
Administrative expense	187	168
Fair value gains (losses), net	562	1,004
Share of net earnings from equity accounted investments	258	127
Income (loss) from continuing operations before income taxes	1,426	1,720
Income taxes	204	264
Income (loss) from continuing operations	1,222	1,456
Income (loss) from discontinued operations	―	12
Net income (loss)	$1,222	$1,468

In addition, we evaluate the performance of management by comparing net operating income of the commercial property portfolio on a same property basis. Same property are properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property net operating income excludes properties acquired, sold, or reclassified from commercial development to commercial properties during each period as well as fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period. For the years ended December 31, 2013 and 2012, we have not excluded any properties that are undergoing a redevelopment.

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The following is a reconciliation from same property commercial property net operating income to total commercial property net operating income for the year ended December 31, 2013 and 2012:

(Millions)	2013	2012
Same property commercial property net operating income	$1,151	$1,186
Lease terminations, fee and other income	3	17
Recurring fee income	53	53
Properties reclassified from commercial developments during the period	76	46
Properties acquired during the period	63	15
Properties sold during the period	18	28
Commercial property net operating income	$1,364	$1,345

	Dec. 31, 2013	Dec. 31, 2012
Same property average in-place net rent	$27.68	$28.29
Same property occupancy	89.5%	91.8%

Same property commercial property net operating income decreased by $35 million or 3.0% year over year as the result of the Bank of America/Merrill Lynch lease expiry at Brookfield Place in New York in the fourth quarter of 2013 and a weaker Canadian and Australian dollar relative to the U.S. dollar during the year. Absent the impact of this large lease expiration and weaker foreign currencies, same property net operating income increased by $24 million or 2.5% in the year.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

(Millions)	2013	2012
Net income attributable to shareholders	$1,091	$1,287
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(562)	(1,004)
Fair value adjustments in net earnings from equity accounted investments	(158)	(22)
Non-controlling interests in above items	78	118
Income taxes	196	264
Amortization of lease incentives	7	―
Discontinued operations	―	7
Funds from operations	$652	$650

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

(Millions, except per share information)	2013	2012
Funds from operations	$652	$650
Preferred share dividends	(81)	(70)
	$571	$580
Funds from operations per share – diluted	$1.05	$1.02
Funds from operations per share – diluted (adjusted)(1)	$1.12	$1.14
(1)	The calculation of funds from operations per diluted share (adjusted) includes potential common shares at December 31, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities- corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

(Millions, except per share information)	2013	2012
Funds from operations	$652	$650
Fair value gains, net of non-controlling interests	642	908
Preferred share dividends	(81)	(70)
Total return	$1,213	$1,488
Total return per share – diluted	$2.20	$2.64
Total return per share – diluted (adjusted)(1)	$2.38	$2.93
(1)	The calculation of total return per diluted share (adjusted) includes potential common shares at December 31, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

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SEGMENTED INFORMATION

We operate four reportable segments, the United States, Canada, Australia and the United Kingdom, in the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, Seattle and San Francisco in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom.

For the year ended December 31, 2013, approximately 61% of our commercial property revenue is derived from the United States (2012– 62%) and at December 31, 2013, approximately 63% of our total assets are invested in the United States (December 31, 2012 – 60%).

Information regarding the results of each reportable segment is included below. Performance is measured based upon funds from operations, the measure used by management in assessing segment profit or loss. While funds from operations is a non-IFRS measure on a total basis, it is an IFRS measure on a segment basis because it is the measure of segment profit and loss.

	United States		Canada		Australia		United Kingdom		Total
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Commercial property revenue	$1,411	$1,356	$552	$563	$296	$269	$45	$7	$2,304	$2,195
Direct commercial property expense	(616)	(550)	(233)	(237)	(68)	(58)	(23)	(5)	(940)	(850)
Interest and other income	47	11	3	33	38	45	2	(2)	90	87
Interest expense(1)	(406)	(414)	(143)	(155)	(110)	(105)	(2)	(1)	(661)	(675)
Administrative expense(2)	(104)	(84)	(59)	(65)	(22)	(14)	(2)	(5)	(187)	(168)
Other	(6)	—	3	1	3	(1)	(1)	—	(1)	—
Funds from operations of equity accounted investments	62	79	7	7	26	16	5	3	100	105
Funds from discontinued operations	—	19	—	—	—	—	—	—	—	19
Non-controlling interests	(28)	(37)	(23)	(24)	(2)	(2)	—	—	(53)	(63)
Funds from operations	360	380	107	123	161	150	24	(3)	652	650
Fair value gains (losses), net	285	473	95	387	142	154	40	(10)	562	1,004
Fair value gains (losses), net from equity accounted investments	124	32	—	—	11	(8)	23	—	158	24
Other	18	5	(2)	(1)	(8)	(2)	(15)	(4)	(7)	(2)
Income taxes	(26)	(56)	(79)	(128)	(83)	(80)	(8)	—	(196)	(264)
Funds from discontinued operations	—	(19)		—	—	—	—	—	—	(19)
Non-controlling interests	28	37	23	24	2	2	—	—	53	63
Income (loss) from continuing operations	789	852	144	405	225	216	64	(17)	1,222	1,456
Income (loss) from discontinued operations	—	12	—	—	—	—	—	—	—	12
Net income (loss)	789	864	144	405	225	216	64	(17)	1,222	1,468
Net income (loss) attributable to non-controlling interests	94	81	28	96	9	4	—	—	131	181
Net income (loss) attributable to shareholders	$695	$783	$116	$309	$216	$212	$64	$(17)	$1,091	$1,287

(1)	Includes allocation of interest expense on corporate debt and capital securities – corporate of $16 million to United States and $52 million to Canada for year ended December 31, 2013 (2012 - $18 million to United States and $60 million to Canada)
(2)	Includes allocation of corporate level administrative expenses of $21 million to United States, $7 million to Canada and $11 million to Australia for the year ended December 31, 2013 (2012 - $18 million to United States, $8 million to Canada and nil to Australia)

	United States		Canada		Australia		United Kingdom		Total
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Non-current assets(1)	$18,769	$16,006	$5,364	$5,401	$3,949	$4,420	$1,572	$524	$29,654	$26,351
Other assets	833	528	235	112	94	104	75	384	1,237	1,128
Total assets	$19,602	$16,534	$5,599	$5,513	$4,043	$4,524	$1,647	$908	$30,891	$27,479
Total liabilities	$10,559	$8,417	$3,929	$3,753	$1,870	$2,009	$715	$336	$17,073	$14,515
Investment in commercial properties	$2,350	$316	$—	$—	$—	$—	$537	$425	$2,887	$741
Investment in development properties	5	—	—	91	—	—	131	274	136	365
Investments in equity accounted investments	—	—	—	—	—	140	—	152	—	292
Capital expenditures – commercial properties	296	203	34	51	5	(13)	11	—	346	241
Capital expenditures – development properties	132	58	149	46	29	149	38	5	348	258
(1)	At December 31, 2013, non-current assets includes equity accounted investments in the United States, Canada, Australia and the United Kingdom segments of $1,569 million, $53 million, $891 million and $96 million, respectively (December 31, 2012 - $1,486 million, $16 million, $1,034 million and $26 million, respectively)

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QUARTERLY RESULTS

The results by quarter are as follows:

	2013				2012
(Millions, except per share information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Commercial property revenue	$595	$574	$569	$566	$579	$559	$549	$508
Net income from continuing operations attributable to shareholders	152	223	441	275	333	371	224	347
Net income attributable to shareholders	152	223	441	275	342	376	217	352

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.26	$0.40	$0.83	$0.51	$0.62	$0.70	$0.41	$0.66
Discontinued operations	—	—	—	—	0.02	0.01	(0.01)	0.01
	$0.26	$0.40	$0.83	$0.51	$0.64	$0.71	$0.40	$0.67

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.25	$0.38	$0.78	$0.48	$0.58	$0.65	$0.39	$0.61
Discontinued operations	—	—	—	—	0.01	0.01	(0.01)	0.01
	$0.25	$0.38	$0.78	$0.48	$0.59	$0.66	$0.38	$0.62

Commercial property revenue varies quarter to quarter due to acquisitions and dispositions of investment properties as well as new leases and renewals at market net rents. In addition to the variations in commercial property revenue, net income attributable to shareholders varies largely due to fair value gains and losses in each given period.

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PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macro-economic factors such as economic growth, foreign exchange rates, inflation, interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com or at www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 55 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 38 of this MD&A, we have an ongoing obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At December 31, 2013, we had a floating rate bank credit facility of $695 million which matures in March 2014. Subsequent to year end, we increased our floating rate bank credit facility to $1 billion with a term of four years with two six-month extension options. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to August 2017. At December 31, 2013, the balances drawn on these facilities were $336 million.

Approximately 33% of our outstanding commercial property and corporate debt at December 31, 2013, is floating rate debt (December 31, 2012 – 29%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating rate debt, up to 5% LIBOR, is an increase in interest expense of $45 million on an annual basis or $0.08 per diluted weighted average share outstanding on an annualized basis. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The exposure to interest rates on fixed rate debt that is maturing in the near term, which we define as 3 years, totals $1,390 million based on the amount of debt at maturity. We also have exposure to interest rates within our equity accounted investments. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating rate debt on equity accounted investments, up to 5% LIBOR, is a decrease in share of earnings from equity accounted investments of $3 million on an annual basis.

As discussed in the Derivative Financial Instruments section beginning on page 57, we have mitigated, to some extent, the exposure to interest rate fluctuations on variable rate debt and near term maturities of fixed rate debt through interest rate derivative contracts.

This analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

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We currently have a level of indebtedness for the company of 51% of the fair market value of our commercial properties based on December 31, 2013 commercial property valuations (December 31, 2012 – 48%). This level of indebtedness is considered by the company to be conservative given the lending parameters currently existing in the real estate marketplace and the fair market value of our commercial properties. Based on this, the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, government and government agencies represent 7.5% of total leasable area and no single tenant represents more than this.

We attempt to mitigate our credit risk by signing long term leases with tenants who have investment grade credit ratings. We direct special attention to credit quality of our tenants in order to ensure long term sustainability of rental revenues through economic cycles. Once a lease has been signed, we proactively monitor the financial performance of significant tenants on a regular basis and review the status of arrears. We regularly monitor indicators of increased risk within our tenant portfolio and maintain a formalized tenant credit report to identify changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2014	2015	2016	2017	2018	2019	Beyond	Year of Expiry(3)	Total	Percent of Sq. Ft.(2)
1	Government & Government Agencies	Various	AAA/AA+	1,389	827	275		580	498	1,700	Various	5,269	7.5%
2	CIBC World Markets(4)	Calgary/Houston/NY/Tor.	A+			7				1,422	2034	1,429	2.0%
3	Suncor Energy Inc.	Calgary	BBB+							1,295	2028	1,295	1.8%
4	Morgan Stanley	Denver/NY/Toronto	A-		66					1,130	2030	1,196	1.7%
5	Bank of Montreal	Calgary/Toronto	A+	22		17		27		1,077	2023	1,143	1.6%
6	Bank of America/Merrill Lynch	Denver/LA/NY/Tor./D.C.	A-		13			47	95	929	2022	1,084	1.5%
7	Royal Bank of Canada	Bos./Cal./LA/NY/Tor./Van./D.C.	AA-		12	16	150	1	41	764	2026	984	1.4%
8	PricewaterhouseCoopers	Cal./Houston/LA/Sydney/Perth	Not Rated		237	424				235	2026	896	1.3%
9	JPMorgan Chase & Co.	Denver/Houston/LA/NY	A		18		8			863	2022	889	1.3%
10	KPMG	LA/Perth/Sydney/Toronto	Not Rated	183		298			74	298	2025	853	1.3%
11	Imperial Oil	Calgary	AAA			718						718	1.0%
12	EnCana Corporation	Calgary/Denver	BBB		241				468			709	1.0%
13	BHP Billiton	Perth	A+							661	2027	661	0.9%
14	Latham & Watkins LLP	London/LA	Not Rated		95	43				519	2023	657	0.9%
15	Devon Energy	Houston	BBB+							641	2020	641	0.9%
16	Deloitte	Cal./Houston/Toronto	Not Rated		98	49				476	2022	623	0.9%
17	Macquarie Group	Cal./Houston/Perth/Sydney/Tor.	BBB	79		8			116	396	2023	599	0.9%
18	Cadwalader, Wickersham & Taft LLP	Houston/NY	Not Rated							561	2025	561	0.8%
19	Commonwealth Bank	Melbourne/Sydney	AA-			5		3		551	2022	559	0.8%
20	Clearly, Gottlieb, Steen & Hamilton	New York	Not Rated							552	2031	552	0.8%
	Total			1,673	1,607	1,860	158	658	1,292	14,070		21,318	30.3%
	Percent of Total			7.9%	7.5%	8.7%	0.7%	3.1%	6.1%	66.0%		100.0%
(1)	From S&P, Moody’s or DBRS
(2)	Percentage of total leasable area, prior to considering partnership interests in partially owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers and approximately 100,000 square feet to Sumitomo Corporation of America

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

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LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately seven percent of our leases mature annually up to 2018. Our portfolio has a weighted average remaining lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2013, including our equity accounted investments:

(Square Feet in Thousands)	Current	2014	2015	2016	2017	2018	2019	2020	Beyond	Total
Midtown New York	659	58	370	360	54	271	834	130	3,507	6,243
Downtown New York	2,714	406	836	680	646	78	7	621	6,826	12,814
Washington, D.C.	614	762	367	275	226	1,551	322	560	1,539	6,216
Los Angeles	1,383	568	319	630	756	1,026	590	349	3,324	8,945
Houston	546	247	657	262	453	803	445	1,656	1,532	6,601
Boston	182	13	9	5	16	254	24	15	278	796
Denver	604	153	107	34	209	100	513	58	865	2,643
Seattle	75	17	85	79	131	93	68	26	125	699
San Francisco	48	10	13	12	―	95	4	17	―	199
Toronto	506	272	501	792	539	504	653	971	4,012	8,750
Calgary	24	49	215	468	65	227	100	242	4,245	5,635
Ottawa	64	1,099	543	8	5	3	―	9	13	1,744
Vancouver and other	71	8	35	77	20	27	36	49	262	585
Sydney	123	120	579	787	122	688	77	500	1,097	4,093
Melbourne	13	95	152	106	157	37	513	74	925	2,072
Perth	7	263	9	12	88	14	217	1	925	1,536
London	68	133	6	66	―	―	93	17	405	788
Total	7,701	4,273	4,803	4,653	3,487	5,771	4,496	5,295	29,880	70,359
Total % expiring	10.9%	6.1%	6.8%	6.6%	5.0%	8.2%	6.4%	7.5%	42.5%	100.0%

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using such real estate as collateral and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulators could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed or new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long term in nature with an average remaining term of eight years.

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INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is $2.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of five insurers that have a deductible equal to 5% of the total insured values subject to a minimum of $1 million and maximum of $5 million. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund and DTLA), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2013, we expect Liberty II to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

As a result of the acquisition of MPG, we assumed an all risk property insurance policy (including coverage for the perils of earthquake) which expires on April 19, 2014. Our all risk policy limit for the MPG properties is $1.25 billion per occurrence subject to a deductible of $25,000. The earthquake limit for these properties is $130 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence with the exception of 25% of the loss being subject to a C$500,000 deductible for Calgary only. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1.25 billion per occurrence. Our earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided all subject to a £250 deductible.

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FOREIGN EXCHANGE FLUCTUATIONS

Approximately 37% of our assets and 39% of our revenues originate in Canada, Australia and the United Kingdom and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. As discussed under Derivative Financial Instruments our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. At December 31, 2013, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At December 31, 2013, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $2 million on an annual basis. At December 31, 2013, based on our net British pound funds from operations, a $0.01 appreciation in the British pound relative to the U.S. dollar would not result in a material increase in our funds from operations on an annual basis.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. Over the last two years, we may have used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated transactions;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plans.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2013, and December 31, 2012:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Dec. 31, 2013	Interest rate caps of US$ LIBOR debt	$2,005	3.0% to 5.8%	Jan 2014 to Oct 2018	$2
	Interest rate swaps of US$ LIBOR debt	$784	0.6% to 2.2%	May 2014 to Nov 2020	($1)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	£2
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,050	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$41)
	Interest rate swaps on forecasted fixed rate debt	$1,505	2.3% to 4.7%	Jun 2024 to Jun 2026	($32)
	Interest rate swaps on forecasted fixed rate debt	C$50	2.8%	Dec 2024	C$3
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$929	0.6% to 5.7%	Jul 2013 to Jun 2016	($13)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt	$1,075	2.1% to 4.7%	Jun 2023 to May 2025	($143)
	Interest rate swaps on forecasted fixed rate debt	C$300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)

We enter into interest rate caps to limit debt service costs on certain LIBOR-based debt as required by the lender. We enter into interest rate swaps to fix the interest rate on certain floating rate debt to limit exposure to fluctuations in floating interest rates. We enter into swaps, from time to time, on forecasted fixed rate debt to lock in interest rates on future refinancings and protect against higher debt service costs in a rising interest rate environment.

For the year ended December 31, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was not significant. In the current year, the company settled interest rate hedges that hedged a notional of $470 million for a net gain of $14 million of which $9 million is being amortized over the term of the associated hedged cash flows.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

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Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2013, and December 31, 2012:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2013	Foreign currency forward	Australian dollars	A$35	A$1.07/US$	A$2	Mar 2014	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$50	A$1.12/US$	A$1	Aug 2014	A$ denominated net investment
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment

In addition, as of December 31, 2013, we have designated C$900 million (December 31, 2012 – C$1,100 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

For the year ended December 31, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table provides details of other derivatives outstanding as at December 31, 2013, and December 31, 2012:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Dec. 31, 2013	Total return swap(1)	$1	($5)	Administrative expense
Dec. 31, 2012	Total return swap(1)	$1	($1)	Administrative expense

(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

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PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICY

The company adopted certain amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. The Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future, separately from those that would never be reclassified to profit or loss. The adoption of this guidance has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

The company adopted certain amendments to IFRS 7, “Financial Instruments: Disclosures” (“Amendments to IFRS 7”), effective January 1, 2013. The Amendments to IFRS 7 require the company to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The adoption of this guidance had no material impact on the amounts recognized in the consolidated financial statements, however additional disclosures have been reflected in the company’s consolidated financial statements.

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”) and IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The company has re-evaluated its involvement in its joint arrangements. The company reports its interests in joint ventures using the equity method of accounting and its interests in joint operations are reported by recognizing the company’s share of assets, liabilities, revenues and expenses. The adoption of this guidance had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

(iii)	As a result of the adoption of IFRS 12, the company has disclosed information that enables users of the consolidated financial statements to evaluate (i) the nature of, and risks associated with, the company’s interests in other entities and (ii) the effects of those interests on the company’s financial position, financial performance and cashflows. The adoption of this guidance had no material impact on the amounts recognized in the consolidated financial statements, however additional disclosures have been reflected in the company’s consolidated financial statements.

The company also adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instruments and non-financial instruments for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The adoption of this guidance had no material impact on the amounts recognized in the consolidated financial statements, however additional disclosures have been reflected in the company’s consolidated financial statements.

FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the company expects to adopt in the future:

Levies

IFRIC 21, “Levies” (“IFRIC 21”) addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Retrospective application of this interpretation is required. The company is currently evaluating the impact of IFRIC 21 to its consolidated financial statements.

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Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB tentatively decided to defer the mandatory effective date of IFRS 9, leaving the mandatory effective date open pending the finalization of the impairment, classification and measurement requirements. The company is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and which require the most subjective judgment and estimates on the part of management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cashflows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Australian Portfolio

We acquired, through participating loan notes, an economic interest in the results of operations and changes in fair values of the properties in the Australian portfolio. We have the ability to convert these participating loan notes, at any time, into direct ownership interests in either the properties in the Australian portfolio or the property subsidiaries. Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, we have consolidated the assets, liabilities and results of operations of the property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

As a result of this arrangement, we hold an 80.5% controlling interest in Prime, an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and have recognized the non-controlling interest in the net assets of Prime in equity.

Business Combinations

We account for the acquisition of businesses using the acquisition method. We measure the cost of an acquisition at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3R, “Business Combinations” are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets; the excess is recorded as goodwill.

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Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

Tax

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes related to temporary differences arising in our REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. Where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, we exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

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Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

(Millions)	2013	2012
Transactions with related parties
Commercial property revenue(1)	$7	$10
Interest and other income	42	72
Interest expense on commercial property debt	12	25
Management fees paid	12	—
Administrative expense(2)	48	51
	Dec. 31, 2013	Dec. 31, 2012
Balances outstanding to (from) related parties
Participating loan interests	$550	$628
Other non-current financial assets	89	104
Receivables and other assets	48	115
Commercial property debt	(168)	(229)

(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

In the first three quarters of 2013, we sold a portion of the company’s ownership interest in an associate, at fair value, to a subsidiary of BAM. Refer to page 26.

In the second quarter of 2013, we entered into a contract to construct an investment property in Perth with a subsidiary of BAM.

In the fourth quarter of 2013, through the consolidation of four core facilities management businesses, we acquired a 42.1% interest in an associate with a subsidiary of BAM acquiring a 57.9% interest. Prior to this, in the first quarter of 2013, an associate was restructured, with a subsidiary of BAM acquiring an ownership interest. Refer to page 26.

In the fourth quarter of 2013, we entered into contracts to construct investment properties in London with a subsidiary of BAM.

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PART v – bUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

We entered 2013 with solid footing and began seeing the positive effects of the pent-up leasing demand that was building over the last 12 months with an uptick in leasing activity in our core U.S. markets, and we ended the year with one of our best years of leasing activity. We start 2014 with an encouraging signal that tenant confidence and leasing fundamentals are improving in many of our operating markets. We are also heavily invested in Canada and Australia, which are countries that have upheld strong financial fundamentals and have not seen much economic adversity. As a result, we have maintained strong occupancies and healthy mark-to-market leasing in spite of the uncertainties impacting much of the rest of the globe. In addition, we recently invested in a portfolio of operating assets and development sites in the United Kingdom and much like the U.S. are encouraged by the positive signals in that market. As an organization, we have a healthy respect for the cyclical nature of real estate and financial markets and we attempt to implement a strategy accordingly. We aim to position ourselves to perform well despite the direction of the general economy and have made an effort over recent years to diversify our tenant base and enter into new markets where we see strong and growing economies. In 2013, these efforts resulted in an expansion in Los Angeles through the acquisition of a portfolio, entering a new market with our first acquisition in San Francisco and continued efforts to focus on technology sector tenants. In 2014, we will continue with progressing on these efforts as well as build on the positive leasing momentum we had in 2013.

In 2013, we leased 7.8 million square feet globally. New leases accounted for 4.3 million square feet of the total, or about 55%. Of the remaining 45%, 1.6 million square feet represented in-year renewals with the remaining 1.9 million square feet renewals related to out-year expiries. We also improved our 5-year rollover exposure by 820 basis points. We ended 2013 with a portfolio occupancy of 89.1%. This occupancy level is lower than our historical average, but is largely attributable to recent acquisitions of low-leased assets which we plan to reposition and lease up at positive mark-to-market spreads. We have been active in recent years in recycling capital out of mature or non-core assets into opportunistic assets in our core markets or new target markets like San Francisco, where we believe we can put our successful business strategies to work and achieve growth and positive results.

Our diverse tenant base remains strong and we have found our global platform has been beneficial in supporting tenant synergies around the world. Our major focus continues to be Brookfield Place New York, where a significant expiry took place in October of 2013. We made significant progress in 2013, leasing over 1.2 million square feet in the complex during the year, and have a substantial amount of space currently in serious discussions. In 2013, the Manhattan office market lowered overall vacancy and had the highest level of annual leasing volume since the financial crisis. Lower Manhattan was one of the biggest beneficiaries of the improvement in office market fundamentals so we are confident as we head into 2014. Further, we have made significant progress in the transformation of the complex, with the redevelopment still underway. Leasing at the retail component is progressing well, and we expect to be fully leased by mid-year 2014. We will be opening our fast-casual dining component and our French marketplace during 2014, and our luxury retail shops shortly thereafter. Our redevelopment efforts and those of our downtown partners have already begun to be recognized as the underground transit connection to Brookfield Place became operational, as well as our new two-story lobby at 250 Vesey Street.

On the development front, we commenced additional projects in New York, Calgary and Perth in 2013 and will commence a development in London in the first half of 2014. Through 1.8 million square feet of leasing executed in 2013, we are 67% leased in aggregate on these projects well in advance of their delivery to the market. In New York, the platform at Manhattan West, our five million square foot mixed development on the west side, will be completed later this year and we look forward to commencing our residential component of the project in early 2015. We also commenced construction on Brookfield Place Calgary, which at 56 stories will be Western Canada’s tallest building upon delivery. Bay Adelaide Centre East in Toronto is on track for delivery in late 2015. In addition, we commenced the second phase of our signature Perth development, Brookfield Place Perth Tower 2, which is 40% pre-leased, and we are in advanced negotiations with a number of additional tenants. Lastly, we plan to commence our first development in the United Kingdom at London Wall Place in the first half of 2014 and have fully pre-leased this project. This pre-lease is an extremely positive sign for the London office market.

On February 12, 2014, BPY announced the commencement of its exchange offer to acquire any or all of the common shares of Brookfield Office Properties that it does not currently own. Under the terms of the offer, each Brookfield Office Properties’ common shareholder can elect to receive 1.0 BPY limited partnership unit (67% of offer) or $20.34 in cash (33% of offer) per Brookfield Office Properties share. The board of directors of Brookfield Office Properties (excluding interested directors) has unanimously recommended that Brookfield Office Properties’ shareholders accept the offer. The full details of the offer and the method of acceptance of the offer are included in the take-over bid circular and related materials. Completion of this transaction is expected to be in the first half of 2014.

We ended 2013 with $30.9 billion of assets and a common equity per share of $21.06, which represents a 6% increase over the course of the year. Attributing to this increase was a number of opportunistic acquisitions made throughout the year where we feel we can add value through repositioning efforts and bring in considerable incremental funds from operations once stabilized. Additionally, our total return of $1.2 billion in 2013, or $2.38 per diluted share representing a 12% return on opening common equity per share, is a testament to our ability to enhance the value of our common equity through growing funds from operations and the increase in value of our investment properties over the course of the year. Looking to the upcoming years, with a solid global platform consisting of a strong balance sheet offering financial flexibility, a well leased portfolio with below-market net rents, a high quality global tenant base, and an 18 million square foot development pipeline, Brookfield Office Properties is well positioned to deliver on its commitments.

58

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2013.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our company’s internal control over financial reporting that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013, and based on that assessment concluded that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 68 of this annual report.

/s/ Bryan K. Davis

Bryan K. Davis
Chief Financial Officer
March 4, 2014

59

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte LLP, the independent registered public accounting firm appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the Board of Directors and Shareholders their opinion on the consolidated financial statements. Their report as independent registered public accounting firm is set out on the following page.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

/s/ Dennis H. Friedrich	/s/ Bryan K. Davis

Dennis H. Friedrich	Bryan K. Davis
Chief Executive Officer	Chief Financial Officer
March 4, 2014

60

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Office Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Office Properties Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cashflow for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Office Properties Inc. and subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 4, 2014
Toronto, Canada

61

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Office Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Office Properties Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2013, Brookfield Office Properties Inc.’s internal control over financial reporting is effective. There are no material weaknesses that have been identified by Management. Management excluded from its assessment of internal control over financial reporting, MPG Office Trust, Inc. (“MPG”) which was acquired during 2013, and whose total assets, total equity, commercial property revenue and net income attributable to shareholders constitute approximately 7%, 4%, 2% and 1% of the consolidated financial statement amounts, respectively, as of and for the year ended December 31, 2013.

Brookfield Office Properties Inc.'s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, independent registered public accounting firm, who also audited Brookfield Office Properties Inc.’s consolidated financial statements for the year ended December 31, 2013, and as stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Office Properties Inc.'s internal control over financial reporting.

/s/ Dennis H. Friedrich	/s/ Bryan K. Davis

Dennis H. Friedrich	Bryan K. Davis
Chief Executive Officer	Chief Financial Officer
March 4, 2014

62

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Office Properties Inc.

We have audited the internal control over financial reporting of Brookfield Office Properties Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MPG Office Trust, Inc., which was acquired during 2013, and whose total assets, total equity, commercial property revenue and net income attributable to shareholders constitute approximately 7%, 4%, 2% and 1% of the consolidated financial statement amounts, respectively, as of and for the year ended December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at MPG Office Trust, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 4, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 4, 2014
Toronto, Canada

63

Consolidated Balance Sheets

(U.S. Millions)	Note	Dec. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	5	$25,152	$22,442
Commercial developments	5	1,673	1,138
Equity accounted investments and participating loan interests
Investments in joint ventures	7	1,902	1,778
Investments in associates	9	157	156
Participating loan interests	10	550	628
Other non-current financial assets	11	220	209
		29,654	26,351
Current assets
Receivables and other assets	12	382	525
Restricted cash and deposits	13	142	103
Cash and cash equivalents		713	362
		1,237	990
Assets held for sale	14	―	138
Total assets		$30,891	$27,479

Liabilities
Non-current liabilities
Commercial property debt	15	$11,655	$9,716
Capital securities – corporate	16	440	664
Capital securities – fund subsidiaries	17	491	―
Other non-current financial liabilities	18	153	473
Deferred tax liabilities	20	970	732
		13,709	11,585
Current liabilities
Commercial property debt	15	2,130	1,732
Capital securities – corporate	16	188	202
Accounts payable and accrued liabilities	19	1,046	926
		3,364	2,860
Liabilities associated with assets held for sale	14	―	70
Total liabilities		17,073	14,515

Equity
Preferred equity	21	1,542	1,345
Common equity	21	10,791	10,086
Total shareholders’ equity		12,333	11,431
Non-controlling interests	21	1,485	1,533
Total equity		13,818	12,964
Total liabilities and equity		$30,891	$27,479

See accompanying notes to the consolidated financial statements

64

Consolidated Statements of Income

(U.S. Millions, except per share information)	Note	2013	2012
Commercial property revenue	22	$2,304	$2,195
Direct commercial property expense	22	940	850
Interest and other income	22	90	87
Interest expense
Commercial property debt	22	626	625
Capital securities – corporate	22	35	50
Administrative expense	22	187	168
Fair value gains (losses), net	23	562	1,004
Share of net earnings from equity accounted investments	24	258	127
Income (loss) from continuing operations before income taxes		1,426	1,720
Income taxes	20	204	264
Income (loss) from continuing operations		1,222	1,456
Income (loss) from discontinued operations	14	―	12
Net income (loss)		$1,222	$1,468

Net income (loss) attributable to
Shareholders		$1,091	$1,287
Non-controlling interests		131	181
		$1,222	$1,468
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$2.00	$2.39
Discontinued operations		―	0.03
		$2.00	$2.42
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$1.89	$2.23
Discontinued operations		―	0.02
		$1.89	$2.25

See accompanying notes to the consolidated financial statements

65

Consolidated Statements of Comprehensive Income

(U.S. Millions)	2013	2012
Net income (loss)	$1,222	$1,468
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	(517)	127
Gains (losses) on hedges of net investments in foreign operations, net of income tax expense (benefit) for the year ended Dec. 31, 2013 of $3 million (2012 – $(1) million)	65	(28)
	(452)	99
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) for the year ended Dec. 31, 2013 of $42 million (2012 – $(28) million)	125	(38)
Reclassification of losses (gains) on derivatives designated as cash flow hedges, net of income tax expense (benefit) for the year ended Dec. 31, 2013 of $3 million (2012 – $3 million)	11	7
	136	(31)
Unrealized gains (losses) on equity securities designated as available-for-sale, net of income tax expense (benefit) for the year ended Dec. 31, 2013 of nil (2012 – nil)	―	(2)
Revaluation surplus, net of incomes tax expense (benefit) for the year end Dec. 31, 2013 of nil (2012 – nil)	7	1
Other comprehensive income (loss)	(309)	67
Comprehensive income (loss)	$913	$1,535

Comprehensive income (loss) attributable to
Shareholders
Net income	$1,091	$1,287
Other comprehensive income (loss)	(264)	51
	827	1,338
Non-controlling interests
Net income	131	181
Other comprehensive income (loss)	(45)	16
	$86	$197

See accompanying notes to the financial statements

66

Consolidated Statements of Changes in Equity

(U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2012	$ 3,342	$ 193	$ 6,475	$ 76	$ 10,086	$ 1,345	$ 1,533	$ 12,964
Changes in period
Net income (loss)	―	―	1,091	―	1,091	―	131	1,222
Other comprehensive income (loss)	―	―	―	(264)	(264)	―	(45)	(309)
Comprehensive income (loss)	―	―	1,091	(264)	827	―	86	913
Shareholder distributions
Common equity	―	―	(283)	―	(283)	―	―	(283)
Preferred equity	―	―	(81)	―	(81)	―	―	(81)
Non-controlling interests	―	―	―	―	―	―	(43)	(43)
Other items
Equity issuances	27	181	―	―	208	197	243	648
Equity redemptions	―	―	―	―	―	―	(385)	(385)
Dividend reinvestment	2	―	―	―	2	―	―	2
Share-based compensation	―	4	―	―	4	―	―	4
Ownership changes, net	―	35	(7)	―	28	―	51	79
Change in period	29	220	720	(264)	705	197	(48)	854
Balance at Dec. 31, 2013	$ 3,371	$ 413	$ 7,195	$ (188)	$ 10,791	$ 1,542	$ 1,485	$ 13,818

(U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2011	$ 3,330	$ 185	$ 5,540	$ 25	$ 9,080	$ 1,095	$ 1,504	$ 11,679
Changes in period
Net income (loss)	―	―	1,287	―	1,287	―	181	1,468
Other comprehensive income (loss)	―	―	―	51	51	―	16	67
Comprehensive income (loss)	―	―	1,287	51	1,338	―	197	1,535
Shareholder distributions
Common equity	―	―	(282)	―	(282)	―	―	(282)
Preferred equity	―	―	(70)	―	(70)	―	―	(70)
Non-controlling interests	―	―	―	―	―	―	(150)	(150)
Other items
Equity issuances	12	―	―	―	12	250	―	262
Equity redemptions	(3)	(3)	―	―	(6)	―	―	(6)
Dividend reinvestment	3	―	―	―	3	―	―	3
Share-based compensation	―	8	―	―	8	―	―	8
Ownership changes, net	―	3	―	―	3	―	(18)	(15)
Change in period	12	8	935	51	1,006	250	29	1,285
Balance at Dec. 31, 2012	$ 3,342	$ 193	$ 6,475	$ 76	$ 10,086	$ 1,345	$ 1,533	$ 12,964

 See accompanying notes to the consolidated financial statements

67

Consolidated Statements of Cashflow

(U.S. Millions)	Note	2013	2012
Operating activities
Net income (loss)		$1,222	$1,468
Share of undistributed net earnings from equity accounted investments		(208)	(74)
Fair value (gains) losses, net		(562)	(997)
Deferred income tax expense	20	232	216
Gain on modification of mortgage terms		(22)	―
Depreciation		19	15
Accretion of debt discount and transaction costs		24	24
Share-based compensation expense	25	9	11
Initial direct leasing costs		(73)	(56)
Settlement of interest rate hedges on commercial property debt		(11)	(36)
Working capital and other		(263)	(225)
		367	346
Financing activities
Commercial property debt arranged		4,543	1,823
Commercial property debt repaid		(3,924)	(1,234)
Corporate credit facilities arranged		1,107	935
Corporate credit facilities repaid		(826)	(918)
Capital securities – fund subsidiaries issued		392	―
Capital securities – corporate redeemed		(201)	(153)
Non-controlling interests issued		46	―
Distributions to non-controlling interests		(34)	(60)
Preferred shares issued		―	247
Preferred share dividends	21	(81)	(70)
Common shares issued		27	12
Common shares repurchased		―	(3)
Common share dividends	21	(283)	(282)
		766	297
Investing activities
Acquisition of real estate		(568)	(855)
Disposition of real estate		542	402
Other real estate investments		―	(302)
Acquisition of investment in joint venture		(138)	(54)
Disposition of investment in associate		30	―
Investment in Brookfield DTLA Holdings LLC (“DTLA”)		(199)	―
Cash acquired in business combinations		159	1
Foreign currency hedges of net investments		8	(5)
Loans receivable from affiliate arranged		(160)	(75)
Loans receivable from affiliate repaid		235	689
Restricted cash and deposits		2	(34)
Capital expenditures – development and redevelopment		(347)	(221)
Capital expenditures – commercial properties		(346)	(261)
		(782)	(715)
(Decrease) increase in cash resources		351	(72)
Cash and cash equivalents, beginning of period		362	434
Cash and cash equivalents, end of period		$713	$362

See accompanying notes to the consolidated financial statements

68

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and manages premier office properties in the United States (“U.S.”), Canada, Australia and the United Kingdom (“U.K.”). The company is an indirect subsidiary of Brookfield Property Partners L.P. (“BPY”), which owns approximately 51% of the company’s voting shares. Brookfield Asset Management Inc. (“BAM”) is the company’s ultimate parent. The company’s common shares trade on the New York Stock Exchange and Toronto Stock Exchange under the symbol BPO. The registered office of the company is P.O. Box 770, Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3 and it operates head offices in New York, Toronto, Sydney and London.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements have been prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Policies not effective for the current accounting period are described in Note 4, Future Accounting Policy Changes.

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company and its subsidiaries. Control is achieved when the company has power over the investee; is exposed, or has rights, to variable returns from its investment with the investee; and has the ability to use its power to affect its returns. The company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Profit or loss and each component of other comprehensive income are attributable to the owners of the company and to the non-controlling interests.

All intercompany assets, liabilities, equity, income, expenses and cash flows relating to transactions between members of the company are eliminated in full on consolidation.

(c)	Investments in joint ventures and associates

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in a joint venture or an associate is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the company’s share of the profit or loss and other comprehensive income of the joint venture or associate. When the company’s share of losses of a joint venture or associate exceeds the company’s interest in that joint venture or associate, the company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the company has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

When a company entity transacts with a joint venture or an associate of the company, profits and losses resulting from the transactions with the joint venture or associate are recognized in the company’s consolidated financial statements only to the extent of interests in the joint venture or associate that are not related to the company.

(d)	Investments in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. This usually results from a direct interest rather than through the establishment of a separate entity.

The company accounts for its share of the assets, liabilities, revenues and expenses of the joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

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When the company sells or contributes assets to a joint operation in which it is a joint operator, the company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation. When the company purchases assets from a joint operation in which it is a joint operator, the company does not recognize its share of the gains and losses until it resells those assets to a third party.

(e)	Investment properties

Investment properties include commercial properties held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings specific to other developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The company considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the company has pre-leased space as of or prior to the start of the development and the lease requires the company to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the company in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(f)	Assets held for sale and discontinued operations

Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification; and it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups that are not investment properties are carried at the lesser of carrying amount and fair value less costs to sell. Investment properties that are held for sale are carried at fair value determined in accordance with IAS 40, “Investment Property”.

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations.

(g)	Taxation

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and carry forward of unused tax credits and losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(h)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

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(i)	Foreign currencies

The financial statements are presented in U.S. dollars, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Assets and liabilities of subsidiaries, joint ventures, associates or joint operations having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period, unless significant transactions occur during the period, in which case the exchange rates at the dates of the transactions are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income. Cumulative foreign currency translation gains are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other income, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

(j)	Share-based compensation

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions is determined as the fair value of the awards on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(k)	Revenue recognition
(i)	Commercial operations

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Recurring fee income

The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes management fees as earned. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

(iii)	Lease termination income

The company recognizes lease termination income when the amount of the termination fee can be reliably determined, it is probable the fee will be received and the costs associated with the termination can be measured reliability.

(iv)	Interest and other income

Interest and other income includes interest earned on bank deposits, loans, notes and mortgages receivables as well as miscellaneous income, not part of ordinary property operations. The company recognizes interest and other income as earned.

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(l)	Financial instruments and derivatives

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement(1)
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(2)
Other non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
Other loans receivable	Loans and receivables	Amortized cost
Other financial assets	—	Fair value(3)
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other financial liabilities	Amortized cost(2)
Capital securities – corporate	Other financial liabilities	Amortized cost
Capital securities – fund subsidiaries	Other financial liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other financial liabilities	Amortized cost
Note payable	Other financial liabilities	Amortized cost
Other financial liabilities	—	Fair value(3)
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost(2)

(1)	Fair value gains and losses on AFS financial assets are recognized in other comprehensive income and reclassified to net income upon sale or impairment. Fair value gains and losses on financial instruments designated as fair value through profit and loss (“FVTPL”) are recognized in fair value gains (losses), net
(2)	Except for embedded derivatives that are classified as FVTPL and derivatives in cash flow hedge relationships
(3)	Represents derivatives in cash flow hedge relationships

Certain of the company’s Class AAA preferred shares are presented as financial liabilities within capital securities – corporate on the basis that they may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s common shares.

Common equity related to the non-controlling interests in DTLA is presented as a financial liability within capital securities – fund subsidiaries on the basis that the holders of the non-controlling interests can cause DTLA to redeem their equity interests for cash at fair value on October 15, 2023, and on every fifth anniversary thereafter.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the U.S. dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in fair value gains (losses), net or administrative expense consistent with the underlying nature and purpose of the derivative instrument.

(m)	Business combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3R, “Business Combinations” (“IFRS 3R”) are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

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To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

(n)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(o)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Control or influence over investees

When determining the appropriate basis of accounting for the company’s investments, the company makes judgments and assumptions about the following: the degree of control or influence that the company exerts directly or through an arrangement; the amount of potential voting rights which provide the company or unrelated parties voting powers; the ability to appoint directors, the ability of other investors to remove the company as a manager or general partner in a controlled partnership; and the amount of benefit that the company receives relative to other investors. Also, the company makes judgements in respect of joint arrangements that are carried on through a separate vehicle in determining whether the company’s interest represents an interest in the assets and liabilities of the arrangement (a joint operation) or in its net assets (a joint venture).

(ii)	Investment in Brookfield Office Properties Australia

The company has an economic interest in a portfolio of properties in Australia owned by BAM in the form of participating loan agreements that provide the company with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests are convertible by the company at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). The critical judgments made in the accounting for this investment relate to the company’s determination that the economic interests held by the company in certain entities within the Australian portfolio represent controlling interests in those entities, the determination of unit of account where related financial instruments have been entered into in contemplation of each other, the identification of the terms of embedded derivatives within the company’s participating loan interests, the recognition of certain amounts paid to the company’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

As a result of these judgments, the company has accounted for its interests in certain property subsidiaries as a controlling interest in a subsidiary or an equity accounted interest in a jointly controlled entity. Interests in other properties and subsidiaries are accounted for as participating loan notes that give rise to interest income reflecting the results of operations of the underlying property and gain or losses on an embedded derivative that corresponds to the property’s change in fair value. Refer to Note 10, Participating Loan Interests.

(iii)	Income taxes

The company applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the company intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

The company also makes judgments with respect to the taxation of gains inherent in its investments in foreign subsidiaries and joint ventures. While the company believes that the recovery of its original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

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(iv)	Leases

The company’s policy for revenue recognition on commercial properties is described in Note 2(k)(i), Commercial operations. In applying this policy, the company makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the company must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The company also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the company is lessor, are operating or finance leases. The company has determined that all of its leases are operating leases.

(v)	Investment property

The company’s accounting policies relating to investment property are described in Note 2(e), Investment properties. In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

(vi)	Financial instruments

The company’s accounting policies relating to financial instruments are described in Note 2(l), Financial instruments and derivatives. The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) to designate financial instruments as FVTPL, assessment of the effectiveness of hedging relationships, including evaluation of whether anticipated transactions are highly probable of occurring, determining whether the company has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds, and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments. Furthermore, the company exercises judgment in applying criteria set out in IAS 32, “Financial Instruments: Presentation” to determine whether interests held by other entities in the company’s subsidiaries should be classified as liabilities or as equity.

(vii)	Assets held for sale and discontinued operations

The company’s accounting policies relating to assets held for sale are described in Note 2(f), Assets held for sale and discontinued operations. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probably, which is a necessary condition for being presented within assets held for sale. Also, judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded in discontinued operations on the consolidated statements of income.

(viii)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the company is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(ix)	Business combinations

The company’s accounting policies relating to business combinations are described in Note 2(m), Business combinations. In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(p)	Critical accounting estimates and assumptions

The company makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 5, Investment Properties.

(ii)	Financial instruments

The company has certain financial assets and liabilities with embedded participation features related to the values of investment properties. The fair values of these features are based on the fair values of the related investment properties and are subject to the estimates and assumption associated with investment properties discussed in Note 5, Investment Properties.

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The company holds other financial instruments that represent equity interests in commercial properties that are measured at fair value as AFS financial assets. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

(iii)	Assets held for sale and discontinued operations

The company makes estimates and assumptions about the fair value and selling costs of non-current assets held for sale and disposal groups in determining their carrying amounts.

NOTE 3: Adoption of Accounting Standards

The company adopted certain amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. The Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future, separately from those that would never be reclassified to profit or loss. The adoption of this guidance has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

The company adopted certain amendments to IFRS 7, “Financial Instruments: Disclosures” (“Amendments to IFRS 7”), effective January 1, 2013. The Amendments to IFRS 7 require the company to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The adoption of this guidance had no material impact on the amounts recognized in the consolidated financial statements, however additional disclosures have been reflected in Note 28(a), Derivatives and Hedging Activities of the company’s consolidated financial statements.

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”) and IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The company has re-evaluated the reporting for its involvement in its joint arrangements. The company reports its interests in joint ventures using the equity method of accounting and its interests in joint operations are reported by recognizing the company’s share of assets, liabilities, revenues and expenses. The adoption of this guidance had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

(iii)	As a result of the adoption of IFRS 12, the company has disclosed information that enables users of the consolidated financial statements to evaluate (i) the nature of, and risks associated with, the company’s interests in other entities and (ii) the effects of those interests on the company’s financial position, financial performance and cashflows. The adoption of this guidance had no material impact on the amounts recognized in the consolidated financial statements, however additional disclosures have been reflected in Note 7, Investments in Joint Ventures, Note 8, Investments in Joint Operations, Note 9, Investments in Associates, and Note 21(e), Non-Controlling Interests of the company’s consolidated financial statements.

The company also adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instruments and non-financial instruments for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The adoption of this guidance had no material impact on the amounts recognized in the consolidated financial statements, however additional disclosures have been reflected in Note 5, Investment Properties and Note 28, Financial Instruments of the company’s consolidated financial statements.

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NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the company expects to adopt in the future:

Levies

IFRIC 21, “Levies” (“IFRIC 21”) addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Retrospective application of this interpretation is required. The company is currently evaluating the impact of IFRIC 21 to its consolidated financial statements.

Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB tentatively decided to defer the mandatory effective date of IFRS 9, leaving the mandatory effective date open pending the finalization of the impairment, classification and measurement requirements. The company is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

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NOTE 5: INVESTMENT PROPERTIES

	Dec. 31, 2013		Dec. 31, 2012
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$22,442	$1,138	$19,258	$1,412
Additions
Property acquisitions and investments	2,858	136	741	365
Capital expenditures	346	348	241	258
Initial direct leasing costs	68	5	56	—
Dispositions and reclassification to assets held for sale	(343)	(67)	(44)	—
Reclassification from commercial developments to commercial properties	—	—	989	(989)
Fair value gains (losses)	430	122	897	82
Foreign currency translation	(791)	(13)	205	8
Other changes	142	4	99	2
Balance, end of period	$25,152	$1,673	$22,442	$1,138

During the second quarter of 2013, the company exercised its option for the land lease on Principal Place, a commercial development in London, for £20 million, of which £7 million was paid for in cash and £13 million was recognized in other non-current financial liabilities. As a result, the company reclassified a £61 million contribution previously made in relation to Principal Place out of prepaid expenses and other assets to commercial developments. During the third quarter of 2013, the company sold a 50% interest in the residential portion of Principal Place for £21 million. As a result, the company derecognized the residential portion of Principal Place previously reflected in commercial developments and now accounts for its remaining interest in the residential development by the equity method within investments in joint ventures.

During the fourth quarter of 2013, the company sold a 50% interest in Metropolitan Park East & West in Seattle for $45 million and disposed of 500 Jefferson Street in Houston for $42 million.

During the third quarter of 2013, the company sold 2000 L Street in Washington, D.C. for $192 million and Landmark Square in Los Angeles for $136 million.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. The company does not measure its investment properties based on valuations prepared by external valuation professionals.

The key valuation metrics for commercial properties are as follows:

	Dec. 31, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Consolidated Properties
United States
Discount rate	10.00%	6.25%	7.44%	10.75%	6.50%	7.46%
Terminal cap rate	8.75%	5.03%	6.23%	9.00%	5.75%	6.38%
Investment horizon (years)	20	4	11	21	4	11
Canada
Discount rate	8.00%	6.00%	6.43%	7.50%	6.00%	6.44%
Terminal cap rate	7.00%	5.25%	5.66%	7.00%	5.25%	5.64%
Investment horizon (years)	13	10	11	14	10	11
Australia
Discount rate	9.00%	8.00%	8.27%	9.75%	8.50%	8.78%
Terminal cap rate	9.00%	7.00%	7.08%	9.00%	7.00%	7.09%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	7.00%	7.00%	7.00%	7.20%	7.20%	7.20%
Terminal cap rate	5.50%	5.25%	5.37%	5.80%	5.80%	5.80%
Investment horizon (years)	10	10	10	10	10	10

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	Dec. 31, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Equity Accounted Investments
United States
Discount rate	8.00%	6.00%	6.44%	8.25%	6.25%	6.54%
Terminal cap rate	7.25%	5.50%	5.69%	7.25%	5.75%	5.91%
Investment horizon (years)	11	9	9	12	9	11
Australia
Discount rate	9.00%	8.15%	8.53%	9.75%	8.50%	9.02%
Terminal cap rate	8.50%	7.00%	7.22%	8.50%	7.00%	7.22%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $509 million and $719 million or 2.0% and 2.9%, respectively at December 31, 2013.

The following table outlines investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined below.

Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

	Dec. 31, 2013
(Millions)	Level 1	Level 2	Level 3
Investment properties
Commercial properties	$—	$—	$25,152
Commercial developments	—	—	1,673

There were no transfers between Level 1 and Level 2 during the year.

During the year ended December 31, 2013, the company capitalized a total of $353 million (2012 – $258 million) of costs related to commercial developments. Included in this amount is $305 million (2012 – $194 million) of construction and related costs and $48 million (2012 – $64 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.01% (December 31, 2012 – 5.78%). Included in construction and related costs for the year ended December 31, 2013, is $99 million (2012 – $165 million) paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

Included in investment properties are $2,969 million (December 31, 2012 – $3,282 million) of properties located in Australia that the company controls through a participating loan agreement with BAM, which is convertible by the company at any time into a direct equity interest in the entities that have a direct ownership interest in the underlying assets.

Commercial properties with a fair value of approximately $6,096 million (December 31, 2012 – $4,892 million) are situated on land held under leases or other agreements largely expiring after the year 2065. Commercial properties do not include any properties held under operating leases.

Investment properties with a fair value of approximately $25,199 million (December 31, 2012 – $21,124 million) are pledged as security for commercial property debt. In addition, investment properties with a fair value of approximately $780 million (December 31, 2012 – $1,767 million) are pledged as security for liabilities of other subsidiaries of BAM as part of cross-collateralized financing pools that are also secured by investment properties owned by BAM that have a fair value of approximately $836 million (December 31, 2012 – $1,226 million).

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NOTE 6: BUSINESS COMBINATIONS

On October 15, 2013, the company, through Brookfield DTLA Holdings LLC (“DTLA”), completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles, for $443 million. DTLA is a fund established to invest in downtown Los Angeles office properties that is controlled by the company through its approximately 47.3% equity interest and the powers it has as manager of the fund. The remaining equity in the fund of approximately 52.7% is held by institutional partners. The company and its institutional partners contributed cash and the Los Angeles assets previously held by the company’s U.S. Office Fund, with the exception of Marina Towers, to DTLA. DTLA now indirectly owns both the company’s existing downtown Los Angeles office assets and all of the assets of MPG.

Through DTLA, the company indirectly acquired all of the voting common shares of MPG for cash of $3.15 per share. Pursuant to the terms of the transaction, the company made a tender offer to purchase MPG’s outstanding Series A preferred equity for cash of $25.00 per share and, for each share of MPG Series A preferred equity that was not tendered, the company exchanged the preferred equity for one share of Brookfield DTLA Fund Office Trust Investor Inc. (“DTLA Investor”) Series A preferred equity with rights, terms and conditions substantially identical to the MPG preferred equity. DTLA Investor is the subsidiary of DTLA through which the company completed its acquisition of MPG. The total consideration of $443 million paid for MPG common and preferred equity was paid with cash of $190 million and 9,730,370 DTLA Investor Series A Preferred Stock with a fair value of $253 million, of which $243 million is recognized as non-controlling interest in the company’s financial statements as it represents the fair value of the preferred equity outstanding.

The acquisition represents a business combination accounted for in accordance with IFRS 3R. The company has consolidated its interest in MPG effective October 15, 2013 and recognized the assets and liabilities of MPG at fair value as at that date. The following is a summary of the amounts assigned to each major class of asset and liability of MPG at the date the company obtained control:

(Millions)	As at October 15, 2013
Commercial properties and developments	$1,817
Accounts receivables and other assets	6
Restricted cash and deposits	40
Cash and cash equivalents	156
Commercial property debt	1,531
Accounts payable and accrued liabilities	45
Total	$443

In addition, during the fourth quarter of 2013, the company acquired One North End Avenue in New York for cash consideration of $200 million, 685 Market Street in San Francisco for cash consideration of $80 million and an additional 50% interest in 125 Old Broad Street in London for cash consideration of $128 million, bringing its ownership in the commercial property to 100%. At the date the company acquired control, $740 million was assigned to commercial properties, $207 million was assigned to commercial property debt and $3 million was assigned to net working capital of the entities that hold these investment properties. Prior to the acquisition date, 125 Old Broad Street was accounted for within investments in joint ventures under the equity method of accounting with a carrying value of $136 million.

During the third quarter of 2013, the company acquired an additional 50% interest in the Victor Building in Washington, D.C. for cash consideration of $72 million, bringing its ownership in the commercial property to 100%. At the date the company acquired control, $240 million was assigned to commercial properties and $97 million was assigned to commercial property debt of the entity that holds this investment property. Prior to the acquisition date, the Victor Building was accounted for within investments in joint ventures under the equity method of accounting with a carrying value of $72 million.

During the second quarter of 2013, the company acquired Leadenhall Court in London for cash consideration of £50 million. At the date the company acquired control, $76 million was assigned to commercial properties of the entity that holds this investment property.

In the period from the acquisition dates to December 31, 2013, the company recorded commercial property revenue and net income attributable to shareholders in connection with these properties of $67 million and $41 million, respectively. In connection with these acquisitions, the company recognized acquisition related costs of $13 million through general and administrative expense.

If the business combinations completed in 2013 had closed as of January 1, 2013, the commercial property revenue and net income attributable to shareholders of the combined company would have been $2,644 million and $1,165 million, respectively, for the year ended December 31, 2013, assuming no fair value gains (losses) on the properties during the period prior to acquisition.

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NOTE 7: INVESTMENTS IN JOINT VENTURES

The company has investments in joint arrangements that are joint ventures. These joint ventures hold individual commercial properties and commercial developments that the company owns together with co-investors.

Details of the company’s investments in joint ventures, which have been accounted for following the equity method, are as follows:

			Principal Place of Business/	Proportion of Ownership Interest/Voting Rights Held by the Company
Name of Entity	Name of Property	Principal Activity	Place of Incorporation	Dec. 31, 2013	Dec. 31, 2012
1114 6th Avenue Co. LLC	The Grace Building	Property holding company	Midtown New York/Delaware	50%/50%	50%/50%
750 Ninth Street Parent, LLC	Victor Building	Property holding company	Washington, D.C./Delaware	—	50%/50%
Marina Airport Building, Ltd.	Marina Towers	Property holding company	Los Angeles/California	50%/50%	50%/50%
BFP 245 Park Co. LLC(1)	245 Park Avenue	Property holding company	Midtown New York/Delaware	51%/50%	51%/50%
33rd Street Partners JV LLC(1)	450 West 33rd Street	Property holding company	Midtown New York/Delaware	75%/50%	75%/50%
Latitude Landowner Pty Ltd(2)	E&Y Complex	Property holding company	Sydney/Australia	50%/50%	50%/50%
London Wall Place LP	London Wall Place	Development property holding company	London/U.K.	50%/50%	50%/50%
Principal Place Tower Limited	Principal Place - Residential	Development property holding company	London/Jersey	50%/50%	—

(1)	The company exercises joint control over BFP 245 Park Co. LLC and 33rd Street Partners JV LLC based on the rights assigned to the company and its joint venture partners under joint venture agreements
(2)	The company exercises joint control over Latitude Landowner Pty Ltd through a participating loan agreement with BAM that is convertible at any time into a direct equity interest in the entity

During the fourth quarter of 2013, the company acquired an additional 50% interest in 125 Old Broad Street in London resulting in acquisition of control of the commercial property. As a result, the company has consolidated its interest in the property. The company previously acquired a 50% interest in 125 Old Broad Street in London for £79 million, net of £64 million in commercial property debt, during the second quarter of 2013.

During the third quarter of 2013, the company sold a 50% interest in the residential portion of Principal Place, a commercial development in London, for £21 million. As a result, the company equity accounted for the residential portion of Principal Place and recognized a $32 million addition to investments in joint ventures. Prior to the sale, the residential portion of Principal Place was consolidated within commercial developments.

Also, during the third quarter of 2013, the company acquired an additional 50% interest in the Victor Building in Washington, D.C. resulting in acquisition of control of the commercial property. As a result, the company has consolidated its interest in the property.

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The company has aggregated investments in joint ventures that share similar risk characteristics. Investments in joint ventures have been aggregated by principal investment activity and geography. Summarized financial information in respect of the company’s aggregated investments in joint ventures is set out below:

	Dec. 31, 2013				Dec. 31, 2012
	Commercial Property			Development	Commercial Property			Development
(Millions)	U.S.	Australia	U.K.	U.K.	U.S.	Australia	U.K.	U.K.
Non-current assets
Commercial properties	$4,562	$ 473	—	$ —	$4,549	$ 531	$ —	$ —
Commercial developments	—	—	—	129	—	—	—	43
Other non-current assets	—	—	—	79	—	—		—
Current assets	98	—	—	4	106	4	—	1
Cash	5	2	—	2	10	1	—	8
Total assets	4,665	475	—	214	4,665	536	—	52
Non-current liabilities
Commercial property debt	829	—	—	—	1,747	—	—	—
Current liabilities	851	2	—	22	43	5	—	1
Total liabilities	1,680	2	—	22	1,790	5	—	1
Net assets	$2,985	$ 473	—	$ 192	$2,875	$ 531	$ —	$ 51
Company’s share of net assets	$1,570	$ 236	—	$ 96	$1,486	$ 266	$ —	$ 26

	2013				2012
	Commercial Property			Development	Commercial Property			Development
(Millions)	U.S.	Australia	U.K.	U.K.	U.S.	Australia	U.K.	U.K.
Revenue	$ 319	$ 44	$ 6	$ —	$ 348	$ 45	$ —	$ —
Expense	(190)	(11)	(3)	6	(198)	(10)	—	3
Fair value gains (losses)	204	23	11	35	50	(20)	—	—
Net earnings	$ 333	$ 56	$ 14	$ 41	$ 200	$ 15	$ —	$ 3
Other comprehensive income (loss)	—	—	—	—	—	—	—	—
Total comprehensive income (loss)	333	56	14	41	200	15	—	3
Dividends received from the joint ventures	29	18	—	—	8	22	—	—
The above net earnings include the following:							—
Interest income	—	—	—	—	1	—	—	—
Interest expense	(77)	—	(1)	7	(72)	—	—	3
Income tax expense (income)	—	—	—	—	—	—	—	—
Company’s share of net earnings	$ 189	$ 28	$ 7	$ 21	$ 113	$ 7	$ —	$ 3

Certain of the company’s investments in joint ventures are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

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NOTE 8: INVESTMENTS IN joint Operations

The company’s interests in the following properties are subject to joint control and, accordingly, the company has recorded its share of the assets, liabilities, revenue and expenses of the properties in these consolidated financial statements:

		Place of Incorporation and	Proportion of Ownership Interest and Voting Rights Held by the Company
Name of Entity and Name of Property	Principal Activity	Principal Place of Business	Dec. 31, 2013	Dec. 31, 2012
Brookfield Place – Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(1)	Property	Toronto	25%	25%
151 Yonge Street	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
KPMG Tower(2)	Property	Sydney	50%	50%
World Square Retail(2)	Property	Sydney	50%	50%
52 Goulburn Street(2)	Property	Sydney	50%	50%
235 St Georges Terrace(2)	Property	Perth	50%	50%
108 St Georges Terrace(2)	Property	Perth	50%	50%

(1)	First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property
(2)	The company exercises joint control over these jointly controlled assets through a participating loan agreement with BAM that is convertible by the company at any time into a direct equity interest in the entities that have a direct co-ownership interest in the underlying assets

NOTE 9: INVESTMENTS IN ASSOCIATES

The company exercises significant influence over the following investments which have been accounted for using the equity method:

		Place of Incorporation and	Proportion of Ownership Interest and Voting Rights Held by the Company
Name of Entity	Principal Activity	Principal Place of Business	Dec. 31, 2013	Dec. 31, 2012
BSREP Australia Trust	Investment properties	Australia	31.5%	41.2%
Brookfield Global FM Limited Partnership	Facilities management	Canada	42.1%	―
Brookfield Johnson Controls Canada	Facilities management	Canada	―	39.9%
Oakridges	Residential development	Canada	23.8%	23.8%

On March 1, 2013, the company sold a portion of its ownership interest in BSREP Australia Trust to a fund that is controlled by a subsidiary of BAM for cash proceeds of $8 million. The sale decreased the company’s ownership interest in the associate from 41.2% to 38.8%. During the second and third quarters of 2013, the company sold incremental interests in BSREP Australia Trust to the fund for cash proceeds of $25 million. The sales further decreased the company’s ownership interest in the associate to 31.5%.

Brookfield Global FM Limited Partnership (“FM Co.”) was created on October 1, 2013 through the consolidation of four core facilities management businesses. As a result of the restructuring, the company acquired an interest in Brookfield Johnson Controls Australia and certain Middle East and Asia facilities management businesses in exchange for the transfer of a portion of its interest in Brookfield Johnson Controls Canada (“BJCC”) and Brookfield Residential Services Ltd. The company’s ownership interest in FM Co. is 42.1% with a subsidiary of BAM acquiring a 57.9% interest. The difference between the carrying value of FM Co. and the interests transferred was recorded in contributed surplus. Previously, on February 1, 2013, BJCC, formerly Brookfield LePage Johnson Controls, was restructured. The company’s ownership interest in the associate effectively decreased from 39.9% to 33.1% and a subsidiary of BAM acquired a 16.8% ownership interest in the associate.

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Summarized financial information in respect of the company’s material investments in associates are set out below:

	Dec. 31, 2013		Dec. 31, 2012
(Millions)	BSREP Australia Trust	FM Co.	BSREP Australia Trust	BJCC
Non-current assets	$840	$115	$996	$5
Current assets	59	16	44	132
Total assets	899	131	1,040	137
Non-current liabilities	18	—	34	—
Current liabilities	548	11	666	103
Total liabilities	566	11	700	103
Net assets	$333	$120	$340	$34
Company’s share of net assets	$105	$50	$140	$14

	2013		2012
(Millions)	BSREP Australia Trust	FM Co.(1)	BSREP Australia Trust	BJCC
Revenue	$26	$470	$5	$548
Expense	(7)	(450)	(12)	(530)
Net earnings	19	20	(7)	18
Other comprehensive income (loss)	8	—	—	—
Total comprehensive income (loss)	27	20	(7)	18
Dividends received from the joint ventures	—	3	—	3
Company’s share of net earnings	$6	$7	$(3)	$7
(1)	Includes BJCC for the period prior to the creation of FM Co. on October 1, 2013

Summarized financial information in respect of the company’s aggregate investments in associates that are not individually material is set out below:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Company’s share of net assets	$2	$2

(Millions)	2013	2012
Company’s share of net earnings	$5	$—
Company’s share of other comprehensive income (loss)	—	—
Company’s share of total comprehensive income (loss)	$5	$—

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 10: PARTICIPATING LOAN INTERESTS

Participating loan interests, that represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property, are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to the company’s prior right to convert them into direct ownership interests in the underlying commercial properties, and a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	$161	$178
IAG House, Sydney	50%	110	111
NAB House, Sydney	25%	105	122
Bourke Place Trust, Melbourne	43%	174	217
Total participating loan interests		$550	$628

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying value of the embedded derivative at December 31, 2013 was $56 million (December 31, 2012 – $48 million). For the year ended December 31, 2013, the company recognized interest income of $37 million (2012 – $32 million) on the participating loan interests and fair value gains (losses) on the associated embedded derivative of $21 million (2012 –$2 million).

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Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Non-current assets	$2,282	$2,570
Current assets	53	106
Total assets	2,335	2,676
Non-current liabilities	166	673
Current liabilities	660	274
Total liabilities	826	947
Net assets	$1,509	$1,729

(Millions)	2013	2012
Revenue	$202	$219
Expense	(101)	(126)
Fair value gains (losses)	54	15
Net earnings	$155	$108

NOTE 11: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Equity securities designated as AFS	$105	$105
Other loans receivable	89	104
Other financial assets	26	―
Total other non-current financial assets	$220	$209

(a)	Equity securities designated as AFS

Equity securities designated as AFS includes $105 million (December 31, 2012 – $105 million) representing the company’s 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2012 – $92 million) recognized in other non-current financial liabilities.

(b)	Other loans receivable

Other loans receivable includes an $89 million (December 31, 2012 – $104 million) receivable from BAM upon the earlier of the exercise of the company’s option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

(c)	Other financial assets

Included in other financial assets are derivative assets with a carrying amount of $26 million (December 31, 2012 – nil). Refer to Note 28, Financial Instruments.

NOTE 12: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts receivable	$235	$195
Loan receivable from affiliate(1)	―	75
Prepaid expenses and other assets	147	255
Total receivables and other assets	$382	$525

(1)	At December 31, 2012, included a $75 million receivable from a subsidiary of BAM that was repaid during the first quarter of 2013

During the second quarter of 2013, the company exercised its option for the land lease on Principal Place, a commercial development, in London. As a result, the company reclassified a £61 million contribution previously made in relation to Principal Place out of prepaid expenses and other assets to commercial developments.

NOTE 13: Restricted cash and deposits

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $142 million at December 31, 2013 (December 31, 2012 - $103 million).

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NOTE 14: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

During the second quarter of 2013, the company reclassified Landmark Square in Los Angeles to assets held for sale upon entering into an agreement to dispose of the commercial property. On August 8, 2013, the company sold Landmark Square in Los Angeles for approximately $136 million, resulting in net proceeds of approximately $61 million.

On January 31, 2013, the company sold RBC Plaza in Minneapolis for $127 million, resulting in net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

At December 31, 2012, the properties that comprise the company’s Minneapolis portfolio were presented in assets held for sale. These properties were part of the company’s U.S. commercial segment.

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Assets
Commercial properties	$—	$137
Receivables and other assets	—	1
Assets held for sale	$—	$138
Liabilities
Commercial property debt	$—	$64
Accounts payable and accrued liabilities	—	6
Liabilities associated with assets held for sale	$—	$70

Discontinued operations included the company’s Minneapolis portfolio, a specific geographic market that was held for sale, which the company exited in the first quarter of 2013. The following table summarizes income and cash flows from discontinued operations:

(Millions, except per share information)	2013	2012
Commercial property revenue	$3	$54
Direct commercial property expense	3	29
Interest expense	—	6
Fair value gains (losses), net	—	(7)
Income (loss) from discontinued operations	$—	$12
Income (loss) from discontinued operations attributable to common shareholders per share – basic	$—	$0.03
Income (loss) from discontinued operations attributable to common shareholders per share – diluted	$—	$0.02
Cash flows from (used in) operating activities	$—	$17
Cash flows from (used in) financing activities	(64)	(100)
Cash flows from (used in) investing activities	117	201

NOTE 15: COMMERCIAL PROPERTY DEBT

	Dec. 31, 2013		Dec. 31, 2012
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	3.45%	$336	―	$ ―
Brookfield Canada Office Properties (“BOX”) revolving facility	―	―	3.22%	68
Senior unsecured notes	4.17%	327	4.17%	350
Australian property loans(1)	4.66%	168	6.38%	199
Secured Commercial Property Debt
Fixed rate property debt	5.10%	8,779	5.60%	7,450
Variable rate property debt(2)	3.36%	4,175	4.48%	3,176
Secured note payable	―	―	8.50%	269
Total	4.50%	$13,785	5.31%	$11,512

Current		$2,130		$1,732
Non-current		11,655		9,716
Associated with assets held for sale		―		64
Total		$13,785		$11,512

(1)	Property level debt payable to a subsidiary of BAM
(2)	At December 31, 2013, includes nil of other indebtedness outstanding to a subsidiary of BAM (December 31, 2012 – $30 million)

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Commercial property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Commercial property debt by currency is as follows:

	Dec. 31, 2013			Dec. 31, 2012
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. dollars	$8,938		$8,938	$7,241		$7,241
Canadian dollars	2,776	C$	2,949	2,431	C$	2,412
Australian dollars	1,507	A$	1,689	1,625	A$	1,563
British pounds	564		£341	215		£132
Total	$13,785			$11,512

Included in commercial property debt is $1,507 million (December 31, 2012 – $1,625 million) of commercial property debt related to properties located in Australia that the company controls or accounts for as jointly controlled assets through a participating loan agreement with BAM. Refer to Note 5, Investment Properties, and Note 8, Investments in Joint Operations.

At December 31, 2012, commercial property debt included an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that could be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative was measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying amount of the embedded derivative at December 31, 2012 was $54 million. In the first quarter of 2013, the company negotiated a modification to the terms of the mortgage to establish a new fixed interest rate and remove the participation feature. The company recognized $22 million in interest and other income representing the difference between the carrying amount of the original mortgage, including the embedded derivative, and the fair value of the amended mortgage.

NOTE 16: CAPITAL SECURITIES – CORPORATE

The company has the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2013		Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	―	6.00%		―		202
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		188		202
Class AAA Series J	8,000,000	5.00%		188		202
Class AAA Series K	6,000,000	5.20%		142		150
Total capital securities – corporate				$628		$866

Current				$188		$202
Non-current				440		664
Total capital securities – corporate				$628		$866
(1)	Class AAA, Series E capital securities are owned by BPY, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

On January 31, 2013, the company redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

Capital securities – corporate includes $518 million (December 31, 2012 – $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 – C$750 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On January 30, 2014 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

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The redemption terms of capital securities – corporate are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Class AAA Series E	Retractable at par	―	—	—
Class AAA Series G	June 30, 2011	US$26.00	June 30, 2011	September 30, 2015
Class AAA Series H	December 31, 2011	C$26.00	December 31, 2011	December 31, 2015
Class AAA Series J	June 30, 2010	C$26.00	June 30, 2010	December 31, 2014
Class AAA Series K	December 31, 2012	C$26.00	December 31, 2012	December 31, 2016
(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015
(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable
(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series G, H, J and K into common shares of the company. The Class AAA, Series G, H, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time
(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series G, H, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time

NOTE 17: CAPITAL SECURITIES – FUND SUBSIDIARIES

The company has $491 million of capital securities – fund subsidiaries outstanding at December 31, 2013 (December 31, 2012 – nil). Capital securities – fund subsidiaries represent the equity interests in DTLA held by the company’s co-investors in the Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the Fund for cash equivalent to the fair value of the interests. Capital securities – fund subsidiaries are measured at redemption amount with changes in redemption amount reflected in the statement of income. Earnings attributable to the equity interests presented as capital securities – fund subsidiaries are recognized as interest expense in the statement of income.

NOTE 18: OTHER NON-CURRENT FINANCIAL LIABILITIES

The components of other non-current financial liabilities are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Loan payable	$92	$92
Note payable	―	90
Other financial liabilities	61	291
Total other non-current financial liabilities	$153	$473

Other non-current financial liabilities includes a loan payable of $92 million at December 31, 2013 (December 31, 2012 – $92 million). The loan payable matures in 2019, bears interest at 7% and is secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. Refer to Note 11(a), Equity securities designated as AFS.

Included in other financial liabilities are derivative liabilities with a carrying amount of $32 million (December 31, 2012 – $222 million). Refer to Note 28, Financial Instruments. At December 31, 2012, other non-current financial liabilities included derivative liabilities of $222 million that have been reclassified from accounts payable to conform to the current year’s presentation.

Other non-current financial liabilities included a note payable of $90 million at December 31, 2012 issued to the non-controlling shareholders of the U.S. Office Fund in connection with a distribution declared in 2012 that was repaid during the fourth quarter of 2013. Other non-current financial liabilities also included $25 million at December 31, 2012, representing the present value of an amount payable to the non-controlling shareholders of The 100 Bishopsgate Partnership in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014 which has been reclassified to current in accounts payable and accrued liabilities during the fourth quarter of 2013.

NOTE 19: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $1,046 million at December 31, 2013 (December 31, 2012 – $926 million). Current tax liabilities included in accounts payable amount to $78 million (December 31, 2012 – $177 million).

Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $56 million (December 31, 2012 – $13 million). Refer to Note 28, Financial Instruments.

Also included in accounts payable and accrued liabilities is $25 million representing the present value of an amount payable to the non-controlling shareholders of The 100 Bishopsgate Partnership in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014.

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NOTE 20: INCOME TAXES

The sources of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Deferred tax assets
Loss carry forwards	$214	$280
Deferred financing costs	20	24
Foreign currency	4	37
Other	10	7
	248	348
Deferred tax liabilities
Properties	1,214	1,080
Other	4	―
Net deferred tax liabilities	$970	$732

The movements of deferred income tax balances are as follows:

		Recognized in
(Millions)	Dec. 31, 2012	Income	Equity	OCI	Reclassified	Dec. 31, 2013
Deferred tax assets related to non-capital losses and capital losses	$280	$(52)	$ ―	$(18)	$4	$214
Deferred tax liabilities related to differences in tax and book basis, net	(1,012)	(183)	(4)	15	―	(1,184)
Net deferred tax liabilities	$(732)	$(235)	$(4)	$(3)	$4	$(970)

		Recognized in
(Millions)	Dec. 31, 2011	Income	Equity	OCI	Reclassified	Dec. 31, 2012
Deferred tax assets related to non-capital losses and capital losses	$220	$34	$2	$24	$ ―	$280
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(250)	―	(8)	13	(1,012)
Net deferred tax liabilities	$(547)	$(216)	$2	$16	$13	$(732)

The company and its Canadian subsidiaries have deferred tax assets of $96 million (December 31, 2012 – $115 million) related to non-capital losses that expire over the next 20 years, and $100 million (December 31, 2012– $127 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $18 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years.

The major components of income tax expense include the following:

(Millions)	2013	2012
Current tax (recovery) expense	$(28)	$48
Deferred tax expense(1)	232	216
Total income taxes	$204	$264
(1)	Includes $3 million of amortization of the tax benefit recorded in accumulated other comprehensive income (loss) related to losses on derivatives designated as cash flow hedges for the year ended December 31, 2013 (2012 – nil)

(Millions)	2013	2012
Income tax expense at the Canadian federal and provincial income tax rate of 26.5% (2012 – 26.5%)	$378	$456
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends and other expenses	14	13
Lower income tax rates in other jurisdictions	(114)	(153)
Tax asset derecognized	―	13
Change in tax rate applicable to temporary differences	―	14
Change in tax reserve	(48)	(47)
Capital gains realized on distributions	5	7
Change in Canadian tax rate	―	7
Non-controlling interests in income of flow-through entities	(35)	(48)
Other	4	2
Total income taxes	$204	$264

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2012 – 15.0%) and the Provincial income tax rate of 11.5% (2012 – 11.5%).

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The company has approximately $3 billion of temporary differences associated with its investments in foreign subsidiaries and joint ventures, for which no deferred taxes have been provided on the basis that the company is able to the control the timing of the reversal of such temporary differences and such reversal is not probable in the foreseeable future.

NOTE 21: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Dec. 31, 2013	Dec. 31, 2012
Common shares issued and outstanding, beginning of period	504,720,629	503,667,579
Shares issued on exercise of options	1,824,291	1,175,305
Dividend reinvestment	135,922	199,074
Other(1)	20,806	(321,329)
Common shares issued and outstanding, end of period	506,701,648	504,720,629
(1)	At December 31, 2013, other consists of shares sold to cover income taxes less dividends received net of shares repurchased in connection with the company’s restricted stock plan. At December 31, 2012, other also consisted of shares repurchased in connection with the company’s normal course issuer bid

Total common share dividends in the year ended December 31, 2013, were $283 million or $0.56 per share. On January 30, 2014, the Board of Directors of the company declared common share dividends of $0.14 per share to be paid in the first quarter of 2014.

(b)	Accumulated Other Comprehensive Income (Loss)

As of December 31, 2013, and December 31, 2012, accumulated other comprehensive income consists of the following amounts:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities, net of taxes of $28 million (December 31, 2012 – $32 million), net of non-controlling interest	$(93)	$313
Gains (losses) on derivatives designated as cash flow hedges, net of taxes of $33 million (December 31, 2012 – $78 million)(1)	(101)	(236)
Unrealized gains (losses) on equity securities designated as AFS, net of taxes of nil (December 31, 2012 – nil)	(2)	(2)
Net change in revaluation surplus, net of taxes of nil (December 31, 2012 – nil)	8	1
Accumulated other comprehensive income (loss)(2)	$(188)	$76
(1)	Includes losses of $14 million (December 31, 2012 - $10 million) which will be reclassified to interest expense over the next 12 months
(2)	Each component of the company’s accumulated other comprehensive income may be reclassified to profit (or loss) in the future

(c)	Earnings per Share

Net income attributable to common shareholders and weighted average common shares outstanding used in determining net income per share are calculated as follows:

(Millions)	2013	2012
Net income from continuing operations	$1,222	$1,456
Non-controlling interests	(131)	(181)
Preferred share dividends	(81)	(70)
Net income from continuing operations available to common shareholders – basic	1,010	1,205
Dilutive effect of conversion of capital securities – corporate	35	50
Net income from continuing operations available to common shareholders – diluted	$1,045	$1,255

Net income attributable to shareholders	$1,091	$1,287
Preferred share dividends	(81)	(70)
Net income available to common shareholders – basic	1,010	1,217
Dilutive effect of conversion of capital securities – corporate	35	50
Net income available to common shareholders – diluted	$1,045	$1,267

Weighted average shares outstanding – basic	505.1	503.8
Unexercised dilutive options and restricted stock	4.1	3.1
Conversion of capital securities – corporate	45.1	56.7
Weighted average shares outstanding – diluted(1)	554.3	563.6
(1)	The calculation of diluted weighted average shares outstanding at December 31, 2013, excludes options for 16 million shares as their inclusion would be anti-dilutive (December 31, 2012 – 16 million)

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(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	―
Class AAA Series W	3,816,527	70% of bank prime	55	―
Class AAA Series X	300	30-day BA + 0.4%	66	―
Class AAA Series Y	2,847,711	70% of bank prime	42	―
Class AAA Series Z	800,000	30-day BA + 0.4%	9	―
Total preferred equity			$1,542	$1,345

On April 30, 2013, the existing preferred shares of BPO Properties Ltd. (“BPP”), a subsidiary of the company, were exchanged for new class AAA preferred shares of the company with substantially the same terms and conditions. The class AAA preferred shares series V, W and Y of the company replaced the series G, J and M preferred shares of BPP and began trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively. The new class AAA preferred shares of the company were recorded at fair value upon initial recognition. The difference between the carrying value of the BPP preferred shares, which were previously recognized as non-controlling interests, and the new class AAA preferred shares resulted in a credit to contributed surplus of $181 million.

For the year ended December 31, 2013, the company paid preferred dividends of $81 million (2012 - $70 million). Cumulative preferred dividends are payable, as and when declared by the Board of Directors, on the last day of March, June, September and December, the 14th day of February, May, August and November or the Thursday following the third Wednesday of every month depending on the series of preferred shares. On January 30, 2014 the Board of Directors of the company declared dividends payable for the Class A, Class AA Series E and Class AAA Series L, N, P, R, T, V, W, X, Y and Z preferred shares.

Holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. The company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by the company not less than 30 days before the date specified for redemption.

The company may redeem all, or from time to time any part, of the then outstanding Class AA Series E preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon. Notice of redemption must be given by the company not less than 30 days and not more than 60 days before the date specified for redemption.

The redemption terms of Class AAA preferred shares is as follows:

	Redemption Date(1)	Redemption Price(2)	Conversion at the Option of the Holder(3)
Class AAA Series L	September 30, 2014	C$25.00	Class AAA Series M
Class AAA Series N	June 30, 2016	C$25.00	Class AAA Series O
Class AAA Series P	March 31, 2017	C$25.00	Class AAA Series Q
Class AAA Series R	September 30, 2016	C$25.00	Class AAA Series S
Class AAA Series T	December 31, 2018	C$25.00	Class AAA Series U
Class AAA Series V	―	C$25.00	―
Class AAA Series W	―	C$25.00	―
Class AAA Series X	―	C$500,000.00	―
Class AAA Series Y	―	C$25.00	―
Class AAA Series Z	―	C$25.00	―

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash at the redemption price
(2)	Together with accrued and unpaid dividends up to but excluding the date fixed for redemption
(3)	Holders of Class AAA Series L, N, P, R and T shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into preferred shares receiving floating rate cumulative preferred cash dividends on the redemption rate and every five years thereafter

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(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Preferred equity – subsidiaries	$243	$385
Other non-controlling interests	1,242	1,148
Total non-controlling interests	$1,485	$1,533

Preferred Equity – Subsidiaries

Subsidiaries’ preferred shares outstanding as of December 31, 2013 totaled $243 million (December 31, 2012 - $385 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
DTLA Investor	9,357,469	Series A	7.63%	$243	$	―

BPP	1,805,489	Series G	70% of bank prime	―		46
	3,816,527	Series J	70% of bank prime	―		96
	300	Series K	30-day BA + 0.4%	―		151
	2,847,711	Series M	70% of bank prime	―		72
	800,000	Series N	30-day BA + 0.4%	―		20
Total preferred equity – subsidiaries				$243		$385

Refer to Note 21(d), Preferred Equity for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company.

Refer to Note 6, Business Combinations for discussion of exchange of MPG Series A preferred equity for DTLA Investor Series A preferred equity.

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Place of Incorporation and Principal Place of Business	Proportion of Ownership Interest and Voting Rights Held by Non- Controlling Interests	Dec. 31, 2013	Dec. 31, 2012
Units of BOX(1)	Ontario	16.7%	$488	$512
Limited partnership units of Brookfield Financial Properties L.P.	Delaware	0.6%	40	38
Units of Brookfield Prime Property Fund(2)	Australia	19.5%	48	45
Partnership units of The 100 Bishopsgate Partnership(3)	U.K.	12.5%	1	2
Members interest in Brookfield Heritage Partners LLC	Delaware	49.0%(4)	133	105
Interest in 1801 California Street	Denver	49.0%(4)	63	33
Members interest in BOP Met Park LLC(5)	Delaware	50.0%(4)	52	―
U.S. Office Fund	Delaware	15.7%	417	413
Total other non-controlling interests			$1,242	$1,148

(1)	Canadian dollar denominated

(2)	Australian dollar denominated
(3)	British pound denominated
(4)	The company controls 100% of Brookfield Heritage Partners LLC, 1801 California Street and BOP Met Park LLC as the managing member based on the control provided in the venture agreements
(5)	The company disposed of a 50% interest in BOP Met Park LLC, the entity through which it owns Metropolitan Park East & West in Seattle, to a co-investor in the fourth quarter of 2013. The difference between the fair value of the non-controlling interest issued and proceeds received was recognized as a charge to retained earnings of $7 million

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The company has aggregated its investments in subsidiaries with material non-controlling interests that share similar risk characteristics. Subsidiaries have been aggregated by principal activity and geography. Summarized financial information in respect of the company’s aggregated subsidiaries with material non-controlling interests is set out below:

	Dec. 31, 2013
	Portfolio			Property
(Millions)	U.S. Office Fund	DTLA	BOX	U.S.
Non-current assets	$4,595	$3,192	$5,077	$1,027
Current assets	178	167	206	8
Total assets	4,773	3,359	5,283	1,035
Non-current liabilities	1,973	2,610	2,098	496
Current liabilities	146	65	271	33
Total liabilities	2,119	2,675	2,369	529
Net assets	$2,654	$ 684	$2,914	$ 506
Company’s share of net assets	$2,237	$ 441	$2,426	$ 258
Non-controlling interests’ share of net assets	$ 417	$ 243	$ 488	$ 248

2013
	Portfolio			Property
(Millions)	U.S. Office Fund	DTLA	BOX	U.S.
Revenue	$ 452	$ 72	$ 509	$ 63
Net earnings	$ 191	$ 4	162	$ 116
Company’s share of net earnings	$ 161	$ 2	$ 135	$ 59
Non-controlling interests’ share of net earnings	$ 30	$ 2	$ 27	$ 57
Dividends paid to non-controlling interests	$ 24	$ ―	$ 18	$ ―

NOTE 22: REVENUE AND Expenses

(a)          Commercial property revenue

The following represents an analysis of the nature of the revenue included in commercial property revenue:

(Millions)	2013	2012
Rental revenue	$2,248	$2,125
Recurring fee income	53	53
Lease termination, fee and other income	3	17
Total commercial property revenue	$2,304	$2,195

The company leases commercial properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years.

Recurring fee income includes revenue earned for property management, leasing and third party service fees.

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Not later than 1 year	$1,468	$1,272
Later than 1 year and not longer than 5 years	5,510	4,296
Later than 5 years	7,799	5,915
Total	$14,777	$11,483

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(b)          Expenses

The following represents an analysis of the nature of the expenses included in direct commercial property expense, interest expense, and administrative expense:

(Millions)	2013	2012
Interest expense	$661	$675
Property maintenance	487	402
Real estate taxes	338	338
Employee benefits	163	182
Ground rents	27	29
Depreciation and amortization	19	15
Transaction costs	13	4
Other	80	48
Total expenses	$1,788	$1,693

The company recognized acquisition related costs of $13 million for the year ended December 31, 2013 (2012 – $4 million), in connection with investment properties acquired through business combinations accounted for in accordance with IFRS 3R.

Property operating costs for the year ended December 31, 2013 includes $27 million (2012 – $27 million) representing rent expense associated with operating leases for land on which certain of the company’s commercial properties are situated. The company does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Not later than 1 year	$28	$30
Later than 1 year and not longer than 5 years	99	102
Later than 5 years	1,467	1,407
Total	$1,594	$1,539

(c)          Interest and other income

The components of interest and other income are as follows:

(Millions)	2013	2012
Interest income on loans receivable from BAM	$5	$3
Interest income on residential note receivable from Brookfield Residential Properties Inc.	―	29
Interest income on participating loan interests with subsidiaries of BAM	37	32
Interest and other income on loans receivable designated as FVTPL	―	8
Other interest income	3	2
Other income(1)	45	13
Total interest and other income	$90	$87

(1)         Includes gain from amendment of mortgage terms for the year ended December 31, 2013. Refer to Note 15, Commercial Property Debt

NOTE 23: FAIR VALUE GAINS (LOSSES), NET

The components of fair value gains (losses), net are as follows:

(Millions)	2013	2012
Investment properties
Commercial properties	$430	$897
Commercial developments	122	82
	552	979
Financial instruments
Participating loan interests	21	2
Other financial instruments designated as FVTPL	(11)	23
	10	25
Total fair value gains (losses), net	$562	$1,004

NOTE 24: SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

The components of share of net earnings of equity accounted investments are as follows:

(Millions)	2013	2012
Joint ventures	$245	$123
Associates	13	4
Total share of net earnings from equity accounted investments	$258	$127

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NOTE 25: SHARE-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During the three months ended March 31, 2013, the company granted 2,540,100 stock options (2012 – 2,416,000) under the Share Option Plan with an exercise price of $16.71 per share (2012 – $17.84 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 13, 2013. At the grant date, the options each had a fair value of $3.54 per share (2012 – $3.63 per share) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 38.84% volatility (2012 – 38.72%), a weighted average dividend yield of 3.35% (2012 – 2.50%) and a risk free interest rate of 1.47% (2012 – 1.35%). The expected volatility is based on historical volatility over a period of time corresponding to the expected term. The resulting total compensation of $9 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares. In addition, during the three months ended June 30, 2012, the company granted 1,500,000 stock options, under the Share Option Plan with an exercise price of $18.54 per share which was equal to the closing price on the New York Stock Exchange on the last trading day preceding the grant date of May 3, 2012. At the grant date, the options each had a fair value of $4.06 per share determined using the Black-Scholes model of valuation, assuming a 9.7-year term, 38.78% volatility, a weighted average dividend yield of 1.50% and a risk free interest rate of 1.38%.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2013 under the company’s Share Option Plan:

Issue Date	Expiry Date	Number of Options	Weighted Average Exercise Price
2005	2015	677,843	$17.19
2006	2016	751,329	20.60
2007	2017	1,362,837	31.48
2008	2018	1,932,867	18.63
2009	2019	4,657,085	6.48
2010	2020	2,829,600	12.96
2011	2021	1,813,700	17.56
2012	2022	3,816,300	18.11
2013	2023	2,540,100	16.71
Total		20,381,661	$15.52

The change in the number of options during 2013 and 2012 is as follows:

	Dec. 31, 2013		Dec. 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	19,868,908	$15.28	17,715,060	$14.16
Granted	2,540,100	16.71	3,916,000	18.11
Exercised	(1,792,153)	12.84	(1,175,307)	8.58
Expired/Forfeited	(235,194)	17.65	(586,845)	15.56
Outstanding, end of period	20,381,661	15.52	19,868,908	15.28
Exercisable at end of period	14,760,081	$14.96	12,939,311	$15.26

Deferred Share Unit Plans are offered to executive officers and non-employee directors of the company. Under these plans, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors’ fees in the form of Deferred Share Units (“DSUs”). The DSUs either vest over a five year period or immediately and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for this plan is charged to expense over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change. At December 31, 2013, the company had 1,426,460 deferred share units outstanding and vested (December 31, 2012 – 1,356,410).

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In 2011, the company established a restricted stock plan. Restricted shares granted under this plan vest in equal installments over a period of five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the company’s common shares. Prior to the vesting date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting provisions as the original restricted shares. During the year ended December 31, 2013, 29,922 (2012 – 56,646) shares were granted under the restricted stock plan with a grant date fair value of $16.70 per share (2012 – $17.65 per share). The resulting total compensation is charged to employee compensation expense over the vesting period of the restricted stock granted. At December 31, 2013, 234,661 shares were outstanding and 80,932 shares were vested under the restricted stock plan (December 31, 2012 – 248,357 and 83,040, respectively).

In 2011, the company adopted a management global stock option plan for officers and employees outside of the United States and Canada. The terms of this plan are substantially similar to the Share Option Plan except that officers and employees do not have the ability to elect to receive the company’s shares when exercising their rights under this plan. Rather, their sole entitlement is to a cash payment equal to the increase in the value of a specified number of shares over a specified period of time. Employee compensation expense for this plan is determined every quarter and changes in the amount payable by the company in respect of the specified number of shares is charged to employee compensation expense in the period of the change. During the year ended December 31, 2013, 99,500 (2012 – 111,500) shares were granted under the management global share option plan with an exercise price of $16.71 per share (2012 – $15.64 per share). At December 31, 2013, 325,500 shares were outstanding and 136,300 shares were exercisable under the global stock option plan (December 31, 2012 – 226,000 and 71,200, respectively).

Employee compensation expense related to the share option, deferred share unit, restricted stock and management global share option plans for the year ended December 31, 2013, was $9 million (2012– $11 million).

NOTE 26: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

(a)	Guarantees, Commitments and Contingencies

The company and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $56 million (A$63 million), is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $24 million (A$27 million), which has been fully provided for in the company’s financial statements. The company anticipates this specific litigation will be settled in 2014.

The company, through its 50% interest in London Wall Place LP, has a £125 million commitment in respect of obligations under an agreement for underlease relating to 1 London Wall Place at December 31, 2013.

At December 31, 2013, the company has commitments totaling approximately C$200 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary and approximately A$250 million for the development of Brookfield Place Perth Tower 2.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The company does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

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(b)	Other

United States

The company maintains insurance on its properties in amounts and with deductibles that the company believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Its all risk policy limit is $1.5 billion per occurrence. Its earthquake limit is $300 million per occurrence and in the annual aggregate for its California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of five insurers that has a deductible equal to 5% of the total insured values subject to a minimum $1 million and maximum $5 million. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to the company’s U.S. properties (including its U.S. Office Fund and DTLA), in October 2008, it formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 the company formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2013, the company expects Liberty II to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.

As a result of the acquisition of MPG, the company assumed an all risk property insurance policy (including coverage for the perils of earthquake) which expires on April 19, 2014. The company’s all risk policy limit for the MPG properties is $1.25 billion per occurrence subject to a deductible of $25,000. The earthquake limit for these properties is $130 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property.

Canada

The company maintains insurance on its properties in amounts and with deductibles that the company believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Its all risk policy limit is C$1.5 billion per occurrence. Its earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence with the exception of the loss being subject to a C$500,000 deductible for Calgary only. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to the company’s Canadian properties, the company purchases an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

The company maintains insurance on its properties in amounts and with deductibles that the company believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Its all risk policy limit is A$1.25 billion per occurrence. Its earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by the company’s partners, all risk property insurance and rental value coverage is provided with limits that the company believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

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United Kingdom

The company maintains insurance on its properties in amounts and with deductibles that the company believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided, all subject to a £250 deductible.

NOTE 27: CAPITAL MANAGEMENT AND LIQUIDITY

The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2013, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 6.92%. In determining the long term 12.00% return on common equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculation of the financial models, market returns and historical returns achieved by the company, management believes that the long term 12.00% return is an appropriate benchmark.

The following schedule details the capitalization of the company and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Liabilities
Commercial property debt	4.50%	5.31%	$13,785	$11,448
Capital securities – corporate	5.31%	5.47%	628	866
Capital securities – fund subsidiaries(3)	12.00%	―	491	―
Shareholders’ equity
Preferred equity – corporate	5.30%	5.68%	1,542	1,345
Common equity	12.00%	12.00%	9,754	8,585
Non-controlling interests
Preferred equity – subsidiaries	7.63%	1.87%	243	385
Other non-controlling interests(3)	12.00%	12.00%	1,242	1,148
Total(4)	6.92%	7.13%	$27,685	$23,777

(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of the company’s common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This execution reduces the company’s equity requirement and enhances its equity returns when financing certain commercial properties. The company currently has a level of indebtedness of 51% of fair value of its commercial properties. This level of indebtedness is considered by the company to be within its target.

Capital securities – corporate, Preferred equity – corporate and Preferred equity – subsidiaries. These represent sources of low-cost capital to the company, without dilution to the common equity base.

Capital securities – fund subsidiaries and Other non-controlling interests – The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios. Also, the common equity of certain of the company’s subsidiaries includes publicly traded securities.

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, a fixed charge ratio, as well as an interest rate protection requirement, an equity value requirement and a recourse debt requirement. As of December 31, 2013 the company is in compliance with these covenants. As of December 31, 2013, $336 million had been drawn on the credit facilities (2012 – $68 million).

The company’s strategy is to satisfy its current liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The company also generates liquidity by accessing capital markets on an opportunistic basis. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses.

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The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;
•	construction loans;
•	proceeds from sales of assets;
•	proceeds from sale of non-controlling interests in subsidiaries; and
•	credit facilities and refinancing opportunities.

 The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2013, the average term to maturity of the company’s commercial property debt was five years, compared to its average lease term of eight years.

The following table presents the contractual maturities of the company’s financial liabilities at December 31, 2013:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$13,785	$2,130	$3,960	$4,080	$3,615
Capital securities – corporate	628	188	440	―	―
Capital securities – fund subsidiaries	491	―	―	―	491
Interest expense(2)
Commercial property debt	2,967	688	1,039	550	690
Capital securities - corporate	63	33	30	―	―
Other non-current financial liabilities	153	―	37	―	116
Accounts payable and accrued liabilities	853	853	―	―	―

(1)	Net of $115 million of transaction costs and includes commercial property debt associated with assets held for sale at December 31, 2013
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

NOTE 28: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit Plans. Refer to Note 25, Share-Based Compensation.

 The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in foreign subsidiaries.

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Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2013, and December 31, 2012:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Dec. 31, 2013	Interest rate caps of US$ LIBOR debt	$2,005	3.0% to 5.8%	Jan 2014 to Oct 2018	$2
	Interest rate swaps of US$ LIBOR debt	$784	0.6% to 2.2%	May 2014 to Nov 2020	($1)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	£2
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,050	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$41)
	Interest rate swaps on forecasted fixed rate debt	$1,505	2.3% to 4.7%	Jun 2024 to Jun 2026	($32)
	Interest rate swaps on forecasted fixed rate debt	C$50	2.8%	Dec 2024	C$3
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$929	0.6% to 5.7%	Jul 2013 to Jun 2016	($13)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt	$1,075	2.1% to 4.7%	Jun 2023 to May 2025	($143)
	Interest rate swaps on forecasted fixed rate debt	C$300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)

For the year ended December 31, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant. In the current year, the company settled interest rate hedges that hedged a notional of $470 million for a net gain of $14 million, of which $9 million is being amortized over the term of the associated hedged cash flows.

At December 31, 2013, the company has $16 million of interest rate hedges in an asset position and $14 million of interest rate hedges in a liability position that are subject to the right to offset under enforceable master netting agreements with counterparties which have not been presented net in the consolidated financial statements.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2013, and December 31, 2012:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2013	Foreign currency forward	Australian dollars	A$35	A$1.07/US$	A$2	Mar 2014	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$50	A$1.12/US$	A$1	Aug 2014	A$ denominated net investment
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment

In addition, as of December 31, 2013, the company had designated C$900 million (December 31, 2012 – C$1,100 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the year ended December 31, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at December 31, 2013, and December 31, 2012:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Dec. 31, 2013	Total return swap(1)	$1	($5)	Administrative expense
Dec. 31, 2012	Total return swap(1)	$1	($1)	Administrative expense

(1)         Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

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(b)	Fair value of financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value and fair values of the company’s financial instruments are summarized in the following table:

			Dec. 31, 2013				Dec. 31, 2012
			Loans & Receivables
	FVTPL	AFS	Other Financial Liabilities			Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value
Financial assets
Participating loan interests	$ 56	$ —	$ 494	$ 494	$ 550	$ 550	$ 628	$ 628
Non-current financial assets
Equity securities designated as AFS	—	105	—	—	105	105	105	105
Other loans receivable	—	—	89	89	89	89	104	104
Other non-current financial assets	26	—	—	—	26	26
Receivables and other assets
Accounts receivable	—	—	235	235	235	235	195	195
Loan receivable from affiliate	—	—	—	—	—	—	75	75
Restricted cash and deposits	—	—	142	142	142	142	103	103
Cash and equivalents	—	—	713	713	713	713	362	362
	$ 82	$ 105	$ 1,673	$ 1,673	$ 1,860	$ 1,860	$ 1,572	$ 1,572
Financial liabilities
Commercial property debt(1)	$ —	$ —	$ 14,148	$ 13,785	$ 13,785	$ 14,148	$ 11,512	$ 12,057
Capital securities – corporate	—	—	639	628	628	639	866	890
Capital securities – fund subsidiaries	—	—	491	491	491	491	—	—
Other non-current financial liabilities
Loan payable	—	—	92	92	92	92	92	92
Note payable	—	—	—	—	—	—	90	90
Other financial liabilities	32	—	29	29	61	61	291	291
Accounts payable and accrued liabilities	56	—	797	797	853	853	616	616
	$ 88	$ —	$ 16,196	$ 15,822	$ 15,910	$ 16,284	$ 13,467	$ 14,036

 (1)         Includes debt associated with assets held for sale

(c)	Fair value hierarchy

The company values assets and liabilities carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above.

	Dec. 31, 2013			Dec. 31, 2012
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Participating loan interests – embedded derivative	$—	$—	$56	$—	$—	$48
Equity securities designated as AFS	—	—	105	—	—	105
Derivative assets	—	26	—	—	—	—
Liabilities
Commercial property debt – embedded derivative	—	—	—	—	—	54
Derivative liabilities	—	88	—	—	235	—

There have been no transfers during the period between levels. A reconciliation of fair value measurements of financial instruments in Level 3 is set out below:

	Dec. 31, 2013
(Millions)	Assets	Liabilities
Balance, beginning of period	$153	$54
Dispositions	—	(54)
Fair value gains (losses)	8	—
Balance, end of period	$161	$—

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In Note 28(b), Fair Value of Financial Instruments, the company discloses the fair value of financial assets and liabilities that are not measured at fair value in the consolidated financial statements. The following table outlines the level in the fair value hierarchy for the fair value disclosures, other than those where fair value was determined to approximate carrying value.

	Dec. 31, 2013			Dec. 31, 2012
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Liabilities
Commercial property debt	$—	$—	$14,148	$—	$—	$12,057
Capital securities – corporate	639	—	—	890	—	—

(d)          Market risk

Interest rate risk

The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense from continuing operations of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)	Dec. 31, 2013
$695M corporate revolver	$3
Variable rate commercial property debt	42
Fixed rate commercial property debt due within one year	6
Total	$51

In addition, the company has variable rate debt included within its equity accounted investments which could result in a change in interest expense at ownership of $3 million based on a 100 basis point change in rates.

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk

The company is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain corporate level foreign currency denominated monetary assets and liabilities. The company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the US dollar is summarized below:

	Dec. 31, 2013				Dec. 31, 2012
US$ Millions unless otherwise noted	Net investment		OCI	Net income	Net investment		OCI	Net income
Canadian Dollar	C$	1,810	$(155)	$(12)	C$	2,356	$(216)	$(29)
Australian Dollar	A$	2,456	(199)	(18)	A$	2,529	(239)	—
British Pound(1)		£566	(85)	(6)		£207	(31)	—
Total			$(439)	$(36)			$(486)	$(29)

(1)	Before taking into consideration the effect of hedges at December 31, 2012. The currency risk on these British pound denominated investments had been hedged with a foreign currency forward contract

Equity price risk

The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,411,579 of the company’s common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in administrative expense.

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(e)	Credit risk

The company's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in participating loan interests, other non-current financial assets, receivables and other assets, restricted cash and deposits and cash and cash equivalents. The company also has indirect exposure to credit risk within its equity accounted investments, including $9 million of receivables and other through its investment in jointly controlled entities. Further, as discussed in Note 5, Investment Properties, the company has exposure to the credit risk of certain subsidiaries of BAM as certain properties included in the company’s consolidated financial statements are pledged as collateral against cross-collateralized financing pools. This credit risk is limited to the carrying amount of the pledged assets of $780 million.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further managed by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on secured loans and other receivables in the event that borrowers default on the repayment to the company. The company manages this risk by attempting to ensure that adequate security has been provided in support of such mortgages.

The company manages credit risk on financial assets with related parties by entering into such transactions under normal commercial terms and, in certain instances, by obtaining guarantees from its parent or other credit-worthy subsidiaries of its parent.

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages, is not significant.

NOTE 29: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

(Millions)	2013	2012
Transactions with related parties
Commercial property revenue(1)	$7	$10
Interest and other income	42	72
Interest expense on commercial property debt	12	25
Management fees paid	12	—
Administrative expense(2)	48	51
	Dec. 31, 2013	Dec. 31, 2012
Balances outstanding to (from) related parties
Participating loan interests	$550	$628
Other non-current financial assets	89	104
Receivables and other assets	48	115
Commercial property debt	(168)	(229)

(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

Refer to Note 5, Investment Properties, for construction and related costs paid to a subsidiary of BAM pursuant to contracts to construct investment properties. During the second quarter of 2013, the company entered into a contract to construct an investment property in Perth with a subsidiary of BAM. During the fourth quarter of 2013, the company entered into contracts to construct investment properties in London with a subsidiary of BAM.

Refer to Note 9, Investments in Associates, for the sale of a portion of the company’s ownership interest in an associate, at fair value, to a subsidiary of BAM as well as an associate that was restructured, with a subsidiary of BAM acquiring an ownership interest.

Compensation of key management personnel

The remuneration of directors and other key management personnel during the year ended December 31, 2013 and 2012 was as follows:

(Millions)	2013	2012
Salaries, incentives and short-term benefits	$12	$11
Post-employment benefits	―	―
Share-based compensation	9	12
Total	$21	$23

The remuneration of directors and key executives is determined by the company’s governance and nominating committee and human resources and compensation committee, respectively, having regard to the performance of individuals and market trends.

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NOTE 30: OTHER INFORMATION

(a)          Supplemental cashflow information

(Millions)	2013	2012
Acquisitions of real estate	$718	$855
Mortgages and other balances assumed on acquisition	(150)	—
Net acquisitions	$568	$855
Dispositions of real estate	$555	$438
Mortgages and other balances assumed by purchasers	—	(36)
Net dispositions	$555	$402

(Millions)	2013	2012
Cash taxes paid	$62	$79
Cash interest paid (excluding dividends on capital securities)	648	612

(b)          During the year ended December 31, 2013, interest expense included $22 million (2012 – $19 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

(c)          Certain of the company’s investments in subsidiaries are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 31: SUBSEQUENT EVENTS

On January 8, 2014, the company increased its corporate revolving credit facility from $695 million to $1 billion through a syndicate of lending institutions led by Deutsche Bank AG, RBC Capital Markets and Citigroup Global Markets Inc. The increased floating rate credit facility holds a four-year term with two six-month extension options. The facility also features an accordion option through which the company can draw an additional $250 million at the consent of the lenders.

On January 28, 2014, the company acquired an additional 24% interest in 450 West 33rd Street in New York for approximately $57 million resulting in acquisition of control of the commercial property. As a result, the company will consolidate its interest in the property. Prior to the acquisition date, 450 West 33rd Street was accounted for within investments in joint ventures under the equity method of accounting with a carrying value of $191 million. Based on the company’s preliminary allocation of the purchase price for this asset, the company expects to recognize commercial properties of $666 million, commercial property debt of $456 million and net working capital of $51 million as a result of the business combination. If the acquisition had been as of January 1, 2013, the commercial property revenue and net income attributable to shareholders in connection with this property would have been $48 million and $103 million, respectively, for the year ended December 31, 2013.

On February 11, 2014, the company sold a 41% interest in Heritage Plaza in Houston for net proceeds of approximately $118 million. The company has retained the remaining 10% interest.

On February 28, 2014, the company sold NAB House in Sydney, in which the company had a 25% participating loan interest, for A$116 million.

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NOTE 32: SEGMENTED INFORMATION

The company operates four reportable segments, the United States, Canada, Australia and the United Kingdom, in the commercial property business. The commercial markets in which the company operates are primarily New York, Washington, D.C., Los Angeles, Houston, Boston, Denver, Seattle and San Francisco in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom.

Information regarding the results of each reportable segment is included below. Performance is measured based upon funds from operations, the measure used by management in assessing segment profit or loss. While funds from operations is a non-IFRS measure on a total basis, it is an IFRS measure on a segment basis because it is the measure of segment profit and loss. The company’s definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, the company also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust.

	United States		Canada		Australia		United Kingdom		Total
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Commercial property revenue	$1,411	$1,356	$552	$563	$296	$269	$45	$7	$2,304	$2,195
Direct commercial property expense	(616)	(550)	(233)	(237)	(68)	(58)	(23)	(5)	(940)	(850)
Interest and other income	47	11	3	33	38	45	2	(2)	90	87
Interest expense(1)	(406)	(414)	(143)	(155)	(110)	(105)	(2)	(1)	(661)	(675)
Administrative expense(2)	(104)	(84)	(59)	(65)	(22)	(14)	(2)	(5)	(187)	(168)
Other	(6)	—	3	1	3	(1)	(1)	—	(1)	—
Funds from operations of equity accounted investments	62	79	7	7	26	16	5	3	100	105
Funds from discontinued operations	—	19	—	—	—	—	—	—	—	19
Non-controlling interests	(28)	(37)	(23)	(24)	(2)	(2)	—	—	(53)	(63)
Funds from operations	360	380	107	123	161	150	24	(3)	652	650
Fair value gains (losses), net	285	473	95	387	142	154	40	(10)	562	1,004
Fair value gains (losses), net from equity accounted investments	124	32	—	—	11	(8)	23	—	158	24
Other	18	5	(2)	(1)	(8)	(2)	(15)	(4)	(7)	(2)
Income taxes	(26)	(56)	(79)	(128)	(83)	(80)	(8)	—	(196)	(264)
Funds from discontinued operations	—	(19)		—	—	—	—	—	—	(19)
Non-controlling interests	28	37	23	24	2	2	—	—	53	63
Income (loss) from continuing operations	789	852	144	405	225	216	64	(17)	1,222	1,456
Income (loss) from discontinued operations	—	12	—	—	—	—	—	—	—	12
Net income (loss)	789	864	144	405	225	216	64	(17)	1,222	1,468
Net income (loss) attributable to non-controlling interests	94	81	28	96	9	4	—	—	131	181
Net income (loss) attributable to shareholders	$695	$783	$116	$309	$216	$212	$64	$(17)	$1,091	$1,287

(1)	Includes allocation of interest expense on corporate debt and capital securities – corporate of $16 million to United States and $52 million to Canada for year ended December 31, 2013 (2012 - $18 million to United States and $60 million to Canada)
(2)	Includes allocation of corporate level administrative expenses of $21 million to United States, $7 million to Canada and $11 million to Australia for the year ended December 31, 2013 (2012 - $18 million to United States, $8 million to Canada and nil to Australia)

	United States		Canada		Australia		United Kingdom		Total
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Non-current assets(1)	$18,769	$16,006	$5,364	$5,401	$3,949	$4,420	$1,572	$524	$29,654	$26,351
Other assets	833	528	235	112	94	104	75	384	1,237	1,128
Total assets	$19,602	$16,534	$5,599	$5,513	$4,043	$4,524	$1,647	$908	$30,891	$27,479
Total liabilities	$10,559	$8,417	$3,929	$3,753	$1,870	$2,009	$715	$336	$17,073	$14,515
Investment in commercial properties	$2,350	$316	$—	$—	$—	$—	$537	$425	$2,887	$741
Investment in development properties	5	—	—	91	—	—	131	274	136	365
Investments in equity accounted investments	—	—	—	—	—	140	—	152	—	292
Capital expenditures – commercial properties	296	203	34	51	5	(13)	11	—	346	241
Capital expenditures – development properties	132	58	149	46	29	149	38	5	348	258

(1)	At December 31, 2013, non-current assets includes equity accounted investments in the United States, Canada, Australia and the United Kingdom segments of $1,569 million, $53 million, $891 million and $96 million, respectively (December 31, 2012 - $1,486 million, $16 million, $1,034 million and $26 million, respectively)

NOTE 33: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on January 30, 2014.

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